ATARI INC.
INTELLECTUAL PROPERTY VALUATION
for
GUGGENHEIM CORPORATE FUNDING, LLC
Confidential
December 2006
Confidential

TABLE OF CONTENTS

1 .	EXECUTIVE SUMMARY			1

2 .	OVERVIEW			5

	2.1	Videogame Industry		5
		2.1.1	Market Size	5
		2.1.2	Industry Key Players	6
		2.1.3	Video Game Development: Competitiveness	7
		2.1.4	Video Game Development: Financial Considerations	8
	2.2	Atari Inc		9
		2.2.1	Overview	9
		2.2.2	History	10
	2.3	Atari Inc. Intellectual Property		12
		2.3.1	Trademark Overview — General	12
		2.3.2	IP Strength — General	12
		2.3.3	Atari Inc. Intellectual Property Inventory	13

3 .	INFORMATION RELIED UPON			20

4 .	VALUATION METHODOLOGIES			22

	4.1	Premise Of Value		22
	4.2	Methods For Determining Intellectual Property Value		22
		4.2.1	Cost Approach	22
		4.2.2	Income Approach	22
		4.2.3	Market Approach	25
		4.2.4	Conclusion	25

5 .	ATARI IP VALUE SUMMARY			26

6 .	ATARI IP VALUE — MARKET APPROACH			29

	6.1	Atari Inc. Owned Ip		29
		6.1.1	Unit and Revenue Ratio Analysis	31
		6.1.2	Per Title Revenue Analysis	34
		6.1.3	Overview of Identified Transactions	35
	6.2	Atari Inc. Owned Trademarks		39
		6.2.1	Benchmark for Atari Trademark Value	40
	6.3	Atari Inc. Owned Company Names		42
	6.4	Atari Inc. In-Licenses		42

7 .	INCOME APPROACH — ATARI OWNED IP PACKAGES			45

	7.1	Test Drive Series		45
		7.1.1	Summary	45
		7.1.2	Analysis 1 — Profit Allocation to IP	47
		7.1.3	Analysis 2 — Relief from Royalty	51
	7.2	Deer Hunter Series And Other Game Titles		55

8 .	STATEMENT OF LIMITING CONDITIONS			57
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1.	EXECUTIVE SUMMARY
Ocean Tomo, Inc. (“Ocean Tomo”) was retained by Guggenheim Corporate Funding, LLC (“Guggenheim”) to provide opinions regarding the estimated fair market value of certain intellectual property (“IP”). This Atari Inc. intellectual property can be categorized into the following groupings:

1.	Owned IP Packages*	Entirety of the rights to videogame software, trademarks, characters, etc.
2.	Owned Trademarks	Rights to videogame titles (and some other miscellaneous names)
3.	Owned Company Names	Company names of videogame developers
4.	Licenses	Rights to use the Atari Name/Fuji Logo, and certain videogame intellectual property

*	— certain of these are subject to license agreements for vehicles, music, teams, players used in the games. Atari Inc. generally owns the rights to the existing and sequel titles.
In forming our opinion of value, we considered three primary valuation methods: the Market Approach, the Income Approach (including the Relief from Royalty Approach), and the Cost Approach. We concluded that the most appropriate valuation methodologies for this engagement are the Market Approach (because it considers recent market transactions for various videogames) and the Income Approach (because it considers the economics associated with the specific videogames). The following table presents our conclusions of value.
Table 1: Estimates of Fair Market Value

Ocean Tomo Expectations

FMV of Owned IP Packages

Test Drive	$10 million	to	$15 million
Deer Hunter	$3 million		$6 million
Total Annihilation	$1 million		$3 million
Other	$2.5 million		$5 million

FMV of Owned Trademarks	<$500,000

FMV of Owned Company Names	Assigned Zero Value

FMV of In-Licenses	Assigned Zero Value

Total	$17.0 million	to	$29.5 million
The following sections summarize our opinions regarding each of the valued asset categories.
               Owned IP Packages
We believe the primary source of value within the above subject asset types is the Atari Inc. Owned IP Packages, which are essentially all rights to and associated with various videogames. Further, the key Owned IP Packages are the Test Drive and Deer Hunter gaming franchises due to their significant, relatively recent unit and dollar sales. This evidences that additional add-on or follow-on games associated with these titles could generate significant profits.
The following table summarizes the analyses used to value the primary Owned IP Packages.
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Table 2: Primary Owned IP Packages
Summary of Primary Analyses and Results

	Analysis Results

Videogame Franchise
Analysis

Test Drive — Ocean Tomo Conclusion	$10 million	to	$15 million

Market Approach I (average transaction data)	$8		$29	Report Section 6.1.1
Market Approach I (Driver transaction data)	$8		$9	Report Section 6.1.1
Market Approach II (historic title sales)	$1		$13	Report Section 6.1.2
Market Approach II (future title sales)	$12		$22	Report Section 6.1.2
Income Approach I (allocation of total profits)	$9		$9	Report Section 7.1.2
Income Approach II (Relief from Royalty)	$8		$8	Report Section 7.1.3

Deer Hunter — Ocean Tomo Conclusion	$3 million	to	$6 million

Market Approach I (average transaction data)	$4		$24	Report Section 6.1.1
Market Approach I (Driver transaction data)	$4		$7	Report Section 6.1.1
Market Approach II (historic title sales)	$1		$3	Report Section 6.1.2
Income Approach Basis	$2		$6	Report Section 7.2

Total Annihilation — Ocean Tomo Conclusion	$1 million	to	$3 million

Market Approach I (average transaction data)	$0.5		$4	Report Section 6.1.1
Market Approach I (Driver transaction data)	$0.5		$1	Report Section 6.1.1
Market Approach II (historic title sales)	$0.2		$1.5	Report Section 6.1.2
Income Approach Basis	$0.4		$0.9	Report Section 7.2
In valuing Test Drive, we utilized the Market Approach and the Income Approach. We concluded the most appropriate value range resulting from the Market Approach is $3 million1 to $17 million,2 and the appropriate value range resulting from the Income Approach is $8 million to $9 million. Based on these results, and considering the recent comparable transaction for the Driver franchise of $22 million, we concluded that the expected value range is $10 million to $15 million. We believe the Driver franchise anchors the most likely starting point for a negotiation, but considering that the Driver franchise is considered one of the Top 50 gaming franchises of all time, and that sales associated with this franchise from 2001-06 were about 2.5X that of the Test Drive franchise, our expectation would be that Test Drive would transact at a discount to Driver due to the apparent lower installed base of the Test Drive videogame.
In valuing the Deer Hunter, we utilized the Market Approach, supported by the Income Approach. We concluded the appropriate value range resulting from the Market Approach is $3 million to $6 million.3 This is consistent with our expectation that given the franchise’s recent moderate revenue levels, focus in the PC market, and lower unit pricing, it would transact substantially below that of the Test Drive franchise. A similar rationale, with the primary considerations being the most recent release date prior to 2000, and the corresponding relatively low recent revenue levels, was used in concluding the expected value of the Total Annihilation to be $1 million to $3 million. An additional consideration for this title is the reported pull demand for a follow-on game, as reported by Atari Inc. personnel.

[1]	Basis: (historic cumulative revenue of Test Drive mid-tier title) X (comparable transactions’ average “transaction value/title revenue” ratio).

[2]	Basis: (projected average cumulative revenue of future Test Drive title releases) X (comparable transactions’ average “transaction value/title revenue” ratio).

[3]	Basis: all the analyses, but excluding the high-end values.
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For the balance of the Owned IP Packages, we concluded appropriate value expectations would, on average, range from $100,000 to $200,000 per videogame (with a cumulative value of about $2.5 million to $5 million). This conclusion was based on the results of the Market Approach.
          Owned Trademarks
Although we believe the value of most of the naked trademarks (i.e., videogame titles without the rights to the underlying videogame) is de minimus, we have assigned some value to the Owned Trademarks because certain of the marks had the following primary attributes: (1) the game title is not comprised of common, descriptive-type words and (2) there has been meaningful revenue associated with the game title in the recent past. We recognized and considered that some videogame titles could be valuable based on their retro appeal to gamers who grew up playing games such as Space Invaders, Missile Command, Pac-Man, etc. Although primary research, such as consumer surveys, would be required to confirm, we believe at this time that the videogames referenced by the Owned Trademarks do not have significant widespread retro appeal.
We assigned a cumulative value of <$500,000 for the Owned Trademarks.
          Owned Company Names
At this time, we have assigned no value to the Owned Company Names. The company names are primarily associated with game developers acquired by Atari Inc. or related entities, and we understand that all but one of the company names is dormant. Although primary research, such as consumer surveys, would be required to verify, we believe at this time that branding videogames using these developer company names would not enhance consumers’ perception of the quality of the videogames, and thus would not enhance the economics of the videogame.
          In-Licenses
At this time, we have assigned no value to the Licenses. The two primary licensed properties are (1) the Atari Name/Fuji Logo and (2) the titles, trademarks, characters, etc. appearing in the Dragonball series. Although important in generating revenue and profits for Atari Inc., these licenses (and all other licenses) have been assigned no IP value based on the reasonable assumption that the license agreements were negotiated and entered into in arm’s-length transactions, and therefore are representative of outcomes if the negotiations were to happen today. Therefore, because Atari Inc. does not own this IP and has negotiated fair terms for the rights to utilize the IP, the licenses themselves represent the value of the IP, and Atari Inc. is paying this value to the licensors.
We strongly believe likely additional uses of the Atari Name/Fuji Logo that could generate meaningful incremental profits include: licensing to the apparel industry and to manufactures of consumer products and accessories, and selling classic games on-line and for mobile devices. This is evidenced by the recent re-launch of the Commodore gaming business, with its focus on providing downloadable games via the Internet, and via Bluetooth technology from “Gaming Towers” to mobile devices (see Report Section 6.2.1). We believe significant incremental profits may be realized by combining the Atari trademark with classic Atari videogames; however, it does not appear that Atari Inc. currently has the required bundle of rights necessary to release such products and thus realize the incremental profits (Atari Interactive is the owner classic Atari games).
Confidential

This report contains information that is proprietary to Atari Inc., and is therefore strictly confidential. This report has been prepared in connection with the above-referenced engagement. Our opinions at this time are based on an independent examination of documents produced, discussions with Atari and Guggenheim representatives, and certain third-party documents as disclosed in the report text and appendices. To the extent additional relevant information comes to light, we may amend or supplement our opinions as necessary. Attached to this report are the supporting documentation and analyses.
Our analysis and conclusions are based, in part, on information, data and assertions provided by Atari Inc. personnel. For the purposes of this report we have assumed the information and data provided by Atari Inc. are an accurate reflection of the facts to which they relate. Should the information provided by Atari Inc. prove to be inaccurate at some future date, we reserve the right to change our opinion regarding the value of the intellectual property at that time.
Ocean Tomo did not perform legal, ownership, etc. due diligence associated with the subject IP, except as explicitly described in this report. Within this analysis, we have assumed there are no due diligence issues associated with the various categories of IP, and reserve the right to modify our opinions based on the conclusions of any diligence.
Further, the report is considered a Restricted Use Appraisal Report, as described in the Uniform Standards of Professional Appraisal Practice.
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2. OVERVIEW
     2.1 Videogame Industry
          2.1.1 Market Size
The videogame software market is very large. The market research firm IDC projected worldwide videogame software revenue to grow from $14.1 billion in 2004 to $20.7 billion in 2010,4 while the International Development Group projected the revenues to grow from $14.1 billion in 2004 to $17.4 billion in 2010.5 In North American, IDC projected videogame software revenue to grow from $7.4 billion in 2004 to $9.7 billion in 2010,6 with the International Development Group projecting U.S. revenue to grow from $7.0 billion in 2004 to $8.3 billion in 2010.7

The North American and U.S. revenue data is supported by other sources, including the Electronic Software Association, which states that U.S. computer and video game software sales grew 4%in 2005 to $7 billion — a more than doubling of industry software sales since 1996.8
Table 3: U.S. Videogame
Sales Data

[4]	Worldwide Videogame Hardware and Software 2006-2010 Forecasts: It’s Time to Play a Game, IDC, January 2006, Table 21.

[5]	The PC and Video Game Markets, North America | Europe, International Development Group, April 2006, 12.

[6]	Worldwide Videogame Hardware and Software 2006-2010 Forecasts: It’s Time to Play a Game, IDC, January 2006, Table 17.

[7]	The PC and Video Game Markets, North America | Europe, International Development Group, April 2006, 12.

[8]	http://www.theesa.com/facts/sales_genre_data.php.
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2.1.2	Industry Key Players
The videogame value chain is comprised of: software developers, software publishers, console manufactures, retailers, and consumers. The videogame development industry is comprised of two main groups — videogame console/handheld manufactures, and videogame/content providers. The primary hardware providers/manufactures include:
•	Consoles

• Sony	PlayStation, PS one, PS2 and PS3
• Microsoft	Xbox and Xbox 360
• Nintendo	GameCube and Wii
•	Handhelds

• Nintendo	Game Boy/Advance/SP/Micro
• Nintendo	DS
• Sony	PSP (Play Station Portable)
Although videogames are brought to market in any number of ways and by multiple sources; the videogame software industry is comprised of two key segments — publishers and developers.
Video game publishers are companies (including hardware manufactures) that publish videogames that have been developed internally or by an external videogame developer. Publishers are responsible for the product’s manufacturing and marketing, and they usually finance the game development by either paying a videogame developer (external development) or using an internal staff of developers (called a studio). The large videogame publishers also distribute the games they publish, while smaller publishers generally hire distribution companies (or larger video game publishers) to distribute the games they publish.
There are numerous U.S. videogame publishers, including:9

Electronic Arts	$1+ billion in revenue
Activision	$1+ billion in revenue
Take-Two Interactive	$1+ billion in revenue
THQ	~$700 million in revenue
Atari Inc.	~$200 million in revenue (majority owned by Infogrames)[10]
Buena Vista Games	Interactive entertainment arm of Walt Disney
Capcom Entertainment	Private company
LucasArts Entertainment	Game publishing arm of Lucasfilm Entertainment
Majesco	~$60 million in revenue
Midway Games	~$150 million in revenue
Namco Banai Games America
Sega of America
Square Enix North America
Ubisoft
Vivendi Universal Games

[9]	The PC and Video Game Markets, North America | Europe, International Development Group, April 2006, 53-64.

[10]	CapitalIQ financial database.
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Other publishers, as provided in Game Developer Magazine in September 2005 include:11 Nintendo, Microsoft Game Studios, Sony Computer Entertainment, Konami, Sega Sammy Holdings, SCi Games, Bandai Games, and Codemasters.
A video game developer12 is a software developer that creates computer or videogames. A developer may specialize in a certain video game system (e.g., Xbox, GameCube, PlayStation 2) or may develop for a variety of systems including PCs. Some developers also specialize in certain types of games, such as role-playing or first-person shooter videogames, and some focus on porting games from one system to another.
Most video game publishing companies, such as Electronic Arts and Activision, do maintain development studios, but these companies are generally called “publishers”, as publishing is the primary activity of these companies, and is the source of most of their income. Other than the publishers, there are 1,000+ video game development companies today. Many are 1- or 2-person operations creating games for the web, or games for cell phones, and others are large companies with multiple locations. As a rule, developers are privately held companies; only a few non-publishing developers have ever been publicly traded companies.
Video game developers fall into one of three main categories: third-party developers, in-house developers, and the smaller independents. Developers usually employ a staff of programmers, game designers, artists, sound engineers, producers and testers, though some of these roles may be outsourced.
The four largest U.S. retailers of PC games and videogame hardware and software are Best Buy, GameStop/EB Games, Target and Wal-Mart, which account for about 70% of total sales.13 As a result, most publishers sell titles directly to these major retail accounts, as well as some second- and third-tier accounts. Third-party distribution accounts for 10% to 12% of the U.S. PC and videogame market, with the leading distributors including: Ingram Entertainment Holdings Inc., Jack of All Games, Navarre Corporation, and SVG Distribution. 14
2.1.3	Video Game Development: Competitiveness
Development of commercially attractive videogame software15 has paralleled changes in videogame hardware. This aspect of the industry has also been characterized by rapid evolution and intense competition, both presenting unique challenges for game developers. Early in the commercialization process, the limitations on widely available computing power made videogames relatively easy to develop. Most games could be developed by a single programmer, who could sometimes develop all of the art as well. Even games with more advanced graphics usually required only a single artist. A game developed by an individual or small team could generate significant profits, even if only thousands of copies were sold. In addition, many of these early games took only a few months to create, so one developer could release several titles in one year. As a result, early game publishers could often be generous with developer benefits such as royalties on the number of games sold.
As computing and graphics power increased, so did the required size of game development teams, which ballooned as more experts were required to deliver the graphic and technical quality audiences came to expect. A typical game development budget can now easily reach into the millions of dollars. Next-

[11]	http://en.wikipedia.org/wiki/Video_game_publisher.

[12]	http://en.wikipedia.org/wiki/Video_game_developer.

[13]	The PC and Video Game Markets, North America | Europe, International Development Group, April 2006, 51.

[14]	The PC and Video Game Markets, North America | Europe, International Development Group, April 2006, 51-52.

[15]	Adapted from http://www.answers.com/topic/computer-and-video-game-industry.
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generation immersive role-playing games can cost $20 million to $30 million to develop.16 Game players continue to demand higher graphic and technical quality, requiring game developers to hire more experts and staff for each game developed. Successful game developers often achieve “star status” in the industry, with rival publishers bidding up the cost of development talent. Many games now feature licensed properties such as sports league, literary, movie or celebrity branding,17 further increasing production costs. Development timelines have also increased. Most major publishers’ games now require one to three years to develop, in contrast to the few months required for early games. Finally, marketing and promotional budgets have grown exponentially as more competitors jockey for consumer attention. Major new game releases now often involve pre-release campaigns and media “events” that rival those once reserved for feature films.
The video game industry has thus experienced a somewhat unique and challenging economic phenomenon. Although overall sales volumes have increased dramatically, so too have the costs of development and promotion. In addition, increased competition has both limited any individual publisher’s ability to pass increased costs on to the customer and decreased any individual game’s odds of achieving “break out” success. Few consumers are currently willing to pay more than $50-$60 for a game, and it is estimated that only the top 5% of games make a profit. This means, of course, that the remaining 95% of games released lose money.
2.1.4	Video Game Development: Financial Considerations
What gamers want every year is numerous, brilliant gaming titles coming out. They want high quality and great game design. A triple-A title for a previous-generation platform could cost up to $10 million to produce. With the next-generation platforms (e.g., PlayStation 3 and the Xbox 360) development costs for triple-A games are project to increase threefold, potentially up to $30 million in development costs per game. The challenge for the industry is that it is unlikely that there would ever be a corresponding threefold increase in retail prices.18
Although console manufacturers and the major game publishers have in-house game development talent, independent development studios remain the core creative force of the entertainment software business.19 These developers generally seek to enter into a publishing contract as early in the development process as possible because of the expense of development is customarily borne by the publisher in the form of an advance — really a loan repayable solely from future acquired royalties.
The developer typically will be compensated with a royalty based on a percentage of net receipts. While the developer of a computer game usually can expect royalties of about 20% to 25% of net receipts, top developers can command 30% to 35%, and sometimes more. Console-game royalties generally are lower because three parties (the developer, publisher and console manufacturer) are involved and because console manufacturers, who need to make up on software the losses they suffer in selling consoles at below manufacturing cost, end up with a significant portion of game-unit revenues.
As in the music business and the book-publishing business, entertainment software publishers often take the position that they are investing in talent, not merely a particular project. There is logic behind this:

[16]	http://www.gsb.stanford.edu/news/headlines/2004futurentertainconf_videogames.shtml.

[17]	Examples include Batman, ESPN, Harry Potter, James Bond, Madden NFL, MLB, MTV, NASCAR, NBA, NCAA, NFL, NHL, Shrek, Spider-Man, Star Wars, The Terminator, Lord of the Rings, Tiger Woods, Tom Clancy and Tony Hawk, among many others.

[18]	http://72.14.203.104/search?q=cache:NEwpKF20GSwJ:videogames.yahoo.com/newsarticle %3Feid%3D488447%26page%3D0+videogame+title+transactions+millions&hl=en&gl=us&ct=clnk&cd=3.

[19]	http://www.igda.org/articles/behr-wallace_contracts.php.
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consumers generally do not choose games based on the publisher’s brand any more than they choose music recordings based on the record label or select books based on the publisher’s imprint (one notable exception may be the EA Sports brand).
2.2	Atari Inc.
2.2.1	Overview[20]
Atari Inc. is a majority owned subsidiary of Infogrames Entertainment SA.
Atari Inc. engages in the publishing and distribution of videogame software in North America. The company develops, publishes, and distributes games for various platforms, including: Sony (PlayStation PlayStation 2, PlayStation 3, and PSP), Nintendo (Game Boy Advance, GameCube, Wii, and DS), Microsoft (Xbox and Xbox 360), and personal computers. The company also publishes and sublicenses games for the wireless, Internet, and other evolving platforms. Its portfolio of products extends across videogame genres, including: action, adventure, strategy, role-playing, and racing.
•	Publishing — the company’s publishing activities include the management of business development, strategic alliances, product development, marketing, packaging, and sales of video game software for numerous platforms.

The company publishes or has contracts to publish in North America video game software developed by independent external developers. These developers include:

• Frontier Development — Chris Sawyer	RollerCoaster Tycoon series
• Obsidian	Neverwinter Nights
• Quantic Dream	Indigo Prophecy
• The Collective	Marc Ecko’s Getting Up: Contents Under Pressure
• Webfoot Technologies	Dragon Ball Z: The Legacy of Goku
• Eugen Systems	Act of War
• ZSlide	Hot PXL
• Spike	Dragon Ball Z: Budokai Tenkaichi 2
• Crafts & Master	Super Dragon Ball Z
• Mistic Software	Totally Spies, Arthur and the Minimoys
• Etranges Libellules	Arthur and the Minimoys
• Spellbound	Desperados
• Kuju Entertainment	Dungeons & Dragons Tactics
•	Development — based discussions with Robert Lazzara of Atari Inc., we understand that Atari Inc. has divested its internal studios, and currently owns no internal studios.

•	Distribution — the company distributes videogame software in the United States, Canada and Mexico, handling both its own products and titles developed by third-party publishers with whom it has contracts. The company is the exclusive distributor for the products of IESA (and its subsidiaries, including Atari Interactive) in the United States and Canada. It distributes products in Mexico through various non-exclusive agreements.

[20]	CapitalIQ financial database.
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The company is a distributor of videogame software to mass merchants in the U.S. The company distributes its products to various outlets, including mass-merchant retailers such as Wal-Mart and Target; retailers, such as Best Buy, Circuit City, and Toys ‘R’ Us; specialty stores such as GameStop/Electronics Boutique; rental chains such as Blockbuster and Hollywood Video; and warehouse clubs, such as Sam’s Club and Costco. The company’s games are made available through various on-line retail and ‘e-tail’ companies, such as Amazon.com, and through the digital distribution/electronic software download marketplace.
Atari Inc. competes with third-party publishers of video game software, including Electronic Arts Inc., THQ Inc., Activision Inc., Take Two Interactive Inc., and Midway Games Inc. In addition, the company competes with first-party publishers, such as Sony, Nintendo, and Microsoft.
2.2.2	History
The original Atari was founded in 1972, and was a pioneer in arcade games, home videogame consoles, and home computers. The company’s products, such as PONG and the Atari 2600, helped define the computer entertainment industry from the 1970s to the mid-1980s.
The 1970s: The Rise
In November of 1972, the first PONG was completed and Atari was established as a coin-op design and production company. In 1975, an effort was begun to produce a flexible video game console. In early 1976, the now-famous MOS Technology 6502 (CPU) was released — the result was the Atari 2600, one of the most successful consoles in history.
In 1976, Atari was sold to Warner Communications for an estimated $30 million. While part of Warner, Atari achieved its greatest success, selling millions of 2600s and computers. At its peak, Atari accounted for a third of Warner’s annual income and was the fastest-growing company in the history of the U.S.
The 1980s: Hurdles
Although the 2600 had garnered the lion’s share of the home videogame market, it experienced its first stiff competition in 1980 from Mattel’s Intellivision, which featured ads touting its superior graphics capabilities relative to the 2600. Still, the 2600 remained the industry standard-bearer, because of its market superiority, and because of Atari featuring (by far) the greatest variety of game titles available.
However, Atari ran into problems in the early 1980s. Faced with fierce competition and price wars in the game console and home computer markets, Atari was never able to duplicate the success of the 2600. Still, Atari held a formidable position in the world videogame market.
Following the videogame crash of 1983, Warner began searching for a buyer for its troubled division. In July 1984, Warner sold the home computing and game console divisions of Atari, under the name Atari Corporation, for $240 million in stock. Warner retained the arcade division, continuing it under the name Atari Games and eventually selling it to Namco in 1985.
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In 1989, Atari released the Atari Lynx, a handheld console with color graphics, to critical acclaim. However, a shortage of parts kept the system from being released nationwide for the 1989 Christmas season. As a result, the Lynx lost market share to Nintendo’s Game Boy, which had only a black and white display, but was widely available.
The 1990s: The Decline
As the fortunes of Atari’s computers faded, consoles and software again became the company’s main focus. In 1993, Atari released its last console, the Jaguar. It failed to meet expectations, as it was not nearly as powerful as Sony’s PlayStation or Sega’s Saturn, and lacked the extensive third-party support its Japanese competitors had secured for their consoles.
By 1996, a series of successful lawsuits followed by profitable investments had left Atari with millions of dollars in the bank, but the failure of the Lynx and Jaguar left Atari without any products to sell. The result was a rapid succession of changes in ownership. In July 1996, Atari merged with JTS Inc., a short-lived maker of hard disk drives, to form JTS Corp. Consequently, the Atari name largely disappeared from the market.
Although the original Atari ceased to exist, a large amount of underground development remained for Atari’s game systems and computers of the 1970s and 1980s, and many of the retro-gaming conventions focus largely on Atari. There are also websites dedicated to the release of new products for the original Atari consoles and computers, such as AtariAge. In March 1998, JTS sold the Atari name and assets to Hasbro Interactive for $5 million. This transaction primarily involved the brand and intellectual property, which now fell under the Atari Interactive division of Hasbro Interactive. The brand name changed hands again in December 2000, when French software publisher Infogrames took over Hasbro Interactive.
The 2000s: Revival of Atari Classics
In October 2001, Infogrames announced that it was “reinventing” the Atari brand with the launch of three new games. In May 2003, Infogrames officially reorganized its U.S. subsidiary as a separate entity known as Atari Inc.
In 2002, Jakks Pacific, a toy making company, released a plug-and-play video game console called the Atari 10-in-1 TV Game. It was battery-operated and shaped similarly to an Atari 2600 joystick, and included A/V ports. In 2004, the same company created a device called Atari Paddle Games, in the shape of one of the 2600’s “paddle” controllers. However, as stated, neither of the games was directly released by Atari.
The same year, Atari released a TV game of their own which they called the Atari Flashback Console. The device they produced looked like a minute version of the Atari 7800 console originally released in 1984. Twenty titles were built into the system. Because of popular demand, Atari released a new version of the Flashback console, titled Atari Flashback 2, in August 2005.
On September 1, 2006 Atari announced that its stock faces delisting from NASDAQ since its price had fallen under $1.00.
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2.3	Atari Inc. Intellectual Property
2.3.1	Trademark Overview — General
According to 15 U.S.C. § 1127, a trademark is “any word, name, symbol, or device, or any combination thereof—[used by a person] to identify and distinguish his or her goods, including a unique product, from those manufactured or sold by others and to indicate the source of the goods, even if that source is unknown.” A trademark also serves as an assurance of quality — the consumer comes to associate a level of quality with the goods and services being given a trademark.
A trademark’s value is closely tied to the performance of the business it represents and the ability of that business to deliver the image and benefits the trademark represents. If a trademark’s level of awareness is high and reputation is very positive, a new product bearing that trademark will generally have a higher likelihood of being purchased, at least on an initial trial basis than one without the mark. Importantly, a product’s low quality may damage the reputation and thus reduce the value of the trademark, and conversely, a product’s high quality may enhance the reputation and thus increase the value of the trademark.
2.3.2	IP Strength — General
2.3.2.1	Trademarks/Brands
A trademark/brand can be thought of as a merchandising short-cut that induces a purchaser to select what he wants, or more specifically, what he has been led to believe he wants. The owner of these assets exploits this human propensity by making efforts to create an atmosphere in the market with the drawing power of a congenial symbol — to convey, through the mark/brand, in the minds of potential customers, the desirability of the product/service on which it appears. Once this is attained, the mark/brand owner has something of value.
The strength of a trademark/brand depends on many attributes. Common positive or advantageous attributes considered when assessing a trademark/brand include:21
•	Name Recognition — a high aided or unaided trademark name recall among consumers

•	Age (absolute and relative) — a long established trademark that is older than competitors

•	Use — a trademark used consistently on related products and services and/or a trademark that can be used on a broad range of products in a broad geographic area

•	Potential for Expansion — an unrestricted ability to use a trademark on new or different products or services

•	Potential for Exploitation — an unrestricted ability to license the trademark into new industries and uses

•	Timeliness — a trademark perceived as modern

•	Quality — a trademark perceived as respectable

•	Associations — a trademark associated with a positive person, event or location

[21]	Reilly, Robert, Schweihs, Robert, Valuing Intangible Assets, McGraw-Hill, 1999, 426.
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•	Connotations — a trademark with positive connotations and reputation among consumers

•	Profitability (absolute and relative) — trademarked products/services that have higher profit margins than the industry average and/or have higher profit margins than competing products/services

•	Market Share (absolute and relative) — trademarked products/services that have significant market share and a higher share than the competition

•	Market Potential (absolute and relative) — trademarked products/services that are sold into an expanding market, or the revenues from trademarked products/services are expanding faster than competing products/services
It is important to note that not all of these attributes are important to every trademark/brand. Each industry, service and product will have its own set of important attributes with a different weight (representing significance) associated with each attribute.
2.3.2.2	Videogames
The strength of a videogame asset depends on numerous attributes. We believe common positive or advantageous attributes to consider when assessing a videogame include:
•	Name Recognition — a high aided or unaided videogame title (or franchise title) recall among consumers

•	Development Age — a newer videogame developed for recent console platforms. However, at the other end of the continuum, an older classic videogame title may be desirable

•	Revenue — a videogame with significant historic revenue/unit sales. This attribute can serve as a proxy for a bundle of attributes, including: Quality, Associations, Connotations, and Market Potential. Significant historic revenues evidence that gamers’ perceived the game or franchise as desirable (quality graphics, storyline, playability, etc.), and evidence the establishment of a gamer following or installed base

•	Price Point — a premium videogame that can be sold at the upper end of the price range

•	Potential for Exploitation — an unrestricted ability to license the trademark into new industries and uses
2.3.3	Atari Inc. Intellectual Property Inventory
     As stated previously, Atari Inc.’s IP can be categorized into the following groups:
•	Owned IP Packages

•	Owned Trademarks

•	Owned Company Names

•	Licenses
Each of these categories is discussed in the following sections.
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2.3.3.1	Owned IP Packages
The Owned IP Packages category consists of assets 100% owned by Atari Inc. (unless noted otherwise), and each package consists of rights to the videogame, trademarks, characters, etc. The following table is an inventory of the subject Owned IP Packages, including information on the associated developers, platforms and original release dates.
Table 4: Atari Inc. Owned IP Packages

			Original
			Release	Copyright	Rights to	Rights to
IP Package	Developer	Platform	Date	Regs.	Sequels	Titles
Test Drive Series	Various studios	Amiga, Amstrad CPC, Apple II, Atari ST, Commodore 64, DOS, Dreamcast, Game Boy Color, Genesis, PlayStation, PlayStation 2, SNES, Windows, Xbox, and ZX Spectrum	1987	Y	Y	Y2
Deer Hunter	Various studios	PlayStation 2 and Windows	1997	n/a	Y
Total Annihilation Series	Cave Dog	Windows	1997	Y	Y	Y
Beetle Buggin’	INA/2000	Windows	2000	Y	Y1	Y3
Big Air	Accolade	PlayStation	1998	Y	Y	Y4
Bubsy Series	Accolade	Game Boy, Genesis, Jaguar, PlayStation, SNES, and Windows	1993	Y	Y	Y
Castles and Catapults	Santa Monica	Windows	2003	Y	Y	Y
Climber	Atari, Inc.			N	Y	Y
Critical Depth	Single Trac	PlayStation	1997	N	Y	Y
Combat Cars	Accolade	Genesis	1994	Y	Y	Y
Deadlock Series	Accolade	Windows	1996	Y	Y	Y
Demolition Racer Series	Accolade	Dreamcast, PlayStation, and Windows	1999	N	Y	Y5
Everest	GT Interactive	Windows	2000	N	Y	Y
Fatty Bear’s Birthday Surprise	Humongous	3DO, DOS, Macintosh, and Windows	1992	Y	Y	Y
Hardball	Accolade	Amiga, Amstrad CPC, Apple II, Atari 8-Bit, Atari ST, Commodore 64, DOS, Genesis, Macintosh, MSX, PlayStation, SNES, Windows, and ZX Spectrum	1985	Y	Y	Y6
Imperium Galactica Series	GT Interactive	DOS and Windows	1997	N	Y	Y
Junk	Accolade			N	Y	Y
Moonbase Commander	Humongous	Windows	2002	Y	Y	Y
Nam	GT Interactive	DOS	1998	Y	Y	Y
Redline	Accolade	Windows	1999	N	Y	Y
Rogue Trip	Single Trac	PlayStation	1998	N	Y	Y
Shadow Ops	Atari, Inc.	Windows and Xbox	2004	Y	Y	Y
Slave Zero	Accolade	Dreamcast and Windows	1999	N	Y	Y
Snowmobile Championship 2000	GT Interactive	Windows	1999	N	Y	Y
Snowmobile Racing	GT Interactive	Windows	1998	N	Y	Y
Steel Tide	Accolade	Windows	2002	N	Y	Y
Tactical Ops	Microprose	Windows	2002	Y	Y	Y
Thrust	Atari, Inc.	Atari 2600, Atari 8-Bit, Atari ST, Commodore 64, and ZX Spectrum	1986	N	Y	Y
World War II	GT Interactive	Windows	1999	N	Y	Y

(1)	pending license from VW

(2)	subject to licenses for cars, music, etc.

(3)	subject to licenses for cars

(4)	subject to licenses

(5)	rights to exisiting titles have expired due to expiration of in-game music licenses

(6)	rights to exisiting title have expired due to expiration of licenses for teams/players
Source: Excel spreadsheet titled Atari Inc. Owned IP, provided by Atari Inc., and Ocean Tomo research.
The three Owned IP packages that Atari Inc. believes are the key assets include: Test Drive, Deer Hunter and Total Annihilation. Each of these is discussed in the following sections.
Test Drive is the name of one of the longest running and most popular racing game franchises ever. Originally published by Accolade, which was bought by Infogrames, the first title was launched in 1987 and has since been followed by a stream of sequels. The Test Drive games are now published by Atari, Inc.22

[22]	http://www.answers.com/topic/test-drive.
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•	Test Drive Unlimited (2006) — for the Xbox 360, Microsoft Windows, PlayStation 2 and PlayStation Portable. The new Test Drive will have more than 125 licensed cars, including classic and modern cars, along with motorcycles. The action will take place on the fully-modeled Hawaiian island Oahu. Atari has confirmed that the game play will be based around an MMO (also called MOOR, Massively Open Online Racing) style; each server will have hundreds of players, free to create street races, buy cars from each other, or just roam at will around the island.
Table 5: Test Drive Title History

Game Title	Year	Platform	Publisher

Test Drive: Eve of Destruction	2004	PlayStation 2, Xbox	Atari, Inc.
Test Drive	2002	PlayStation 2, Windows, Xbox	Infogrames, Inc.
Test Drive: Off-Road: Wide Open	2001	PlayStation 2, Xbox	Infogrames, Inc.
Le Mans 24 Hours	2000	Dreamcast, PlayStation 2, Windows	Infogrames, Inc.
Test Drive 2001	2000	Game Boy Color	Atari Europe S.A.S.U.
Test Drive Off-Road 3	1999	PlayStation, Windows	Infogrames, Inc.
Test Drive 6	1999	Dreamcast, Game Boy Color, PlayStation, Windows	Infogrames, Inc.
Test Drive: Le Mans	1999	PlayStation, Windows	Atari Europe S.A.S.U.
Test Drive 5	1998	PlayStation, Windows	Accolade, Inc.
Test Drive: Off-Road 2	1998	PlayStation, Windows	Accolade, Inc.
Test Drive: Off-Road	1997	DOS, PlayStation	Accolade, Inc.
Test Drive 4	1997	PlayStation, Windows	Accolade, Inc.
Road & Car	1991	DOS	Accolade, Inc.
Test Drive III: The Passion	1990	DOS	Accolade, Inc.
Test Drive II: The Collection	1990	Amiga, Commodore 64, DOS	Accolade, Inc.
The Duel: Test Drive II	1989	Amiga, Amstrad CPC, Atari ST, Commodore 64, DOS, Genesis, SNES, ZX Spectrum	Accolade, Inc.
Test Drive II Car Disk: Musclecars	1989	Amiga, Atari ST, Commodore 64	Accolade, Inc.
Test Drive II Car Disk: The Supercars	1989	Amiga, Atari ST, Commodore 64	Accolade, Inc.
Test Drive II Scenery Disk: European Challenge	1989	Amiga, Atari ST, Commodore 64	Accolade, Inc.
Test Drive II Scenery Disk: California Challenge	1989	Amiga, Atari ST, Commodore 64	Accolade, Inc.
Test Drive	1987	Amiga, Apple II, Atari ST, Commodore 64, DOS	Accolade, Inc.
Source: http://www.mobygames.com/game-group/test-drive-series-and-add-ons.
Deer Hunter23
Historically, the Deer Hunter videogames were created by external developers that owned the software code. Atari Inc. owns the trademark, and on a go-forward basis has the right to create derivatives/sequels to the games. Based on interviews with Robert Lazzara, Atari Inc. has no short-term plans to release a “new” Deer Hunter videogame.

[23]	http://www.mobygames.com/game-group/deer-hunter-series.
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Table 6: Deer Hunter Title History

Game Title	Year	Platform	Publisher

Deer Hunter 2005	2004	Windows	Atari, Inc.
Deer Hunter: Trophy Collection	2003	Windows	Atari, Inc.
Deer Hunter 2004	2003	Windows	Atari, Inc.
Deer Hunter	2003	PlayStation 2	Atari, Inc.
Deer Hunter 2003	2002	Windows	Infogrames, Inc.
Deer Hunter 4: World-Class Record Bucks	2000	Windows	WizardWorks Software
Deer Hunter 3: The Legend Continues	1999	Windows	WizardWorks Software
Deer Hunter	1997	Windows	WizardWorks Software
Source: http://www.mobygames.com/game-group/deer-hunter-series.
     Total Annihilation
Total Annihilation was released in the mid 1990s, and reportedly (by Atari personnel) has a large following that is clamoring for release of a new title. Based on interviews of Robert Lazzara, Atari Inc. has had discussions regarding such a release, but nothing is planned in the near-term.
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2.3.3.2	Owned Trademarks
The Owned Trademarks category consists primarily of trademarked names (but not, for example, the game characters). The Atari Inc. Owned Trademarks in the below table are primarily videogame titles, with the exception of M.O.O.R., which stands for massively open online racing.
Table 7: Atari Inc. Owned Trademarks

Trademark	County of Application	U.S. Platform	U.S. Release Date

40 Winks	US	PlayStation	1999
Beach Head	US	Amstrad CPC, Apple II, Atari 8-bit, Commodore 64, MSX, ZX Spectrum	1983
Beach Head 2000	US	Windows	2000
Big Air	US	PlayStation	1998
Bird Hunter	US	Windows	2000
Blender Bros.	US	Game Boy Advance	2002
Boneyards	US	Online Server for Total Annihilation Series	1999
Critical Depth	AU, CTM, JP, UK	n/a
Deer Hunter	US	PlayStation 2 and Windows	1997
Dirt Track Racing	US	Windows	1999
Enemy in Sight	US	Windows	2006
Fatty Bear	JP	n/a
Fatty Bear’s Birthday Surprise	JP	n/a
Fatty Bear’s FunPack	JP	n/a
Fisherman’s Paradise	US	Windows	1997
Grand Slam Turkey Hunt	US	Windows	1998
Indigo Prophecy	US	PlayStation 2, Windows, and Xbox	2005
M.O.O.R.	US	Massively Open Online Racing
M.O.O.R. Logo	US	Massively Open Online Racing
Moonbase Commander	US	Windows	2002
Motor Mayhem	US	PlayStation 2	2001
Outwars	AU, CA, CTM, JP, UK	n/a
Professional Bass Tournament	US	Windows	2000
Replay	UK	n/a
Season Ticket	US	Windows	2002
Shadow Ops	US	Windows and Xbox	2004
Slave Zero	US	Dreamcast and Windows	1999
Sportsman’s Paradise	US	Macintosh and Windows	1998
Star Control	US	Amiga, Amstrad CPC, Commodore 64, DOS, Genesis, ZX Spectrum	1990
Take Five	CA	n/a
Take Ten	CA	n/a
Test Drive	CTM, FR, JP, UK, US	Amiga, Apple II, Atari ST, Commodore 64, DOS, PlayStation 2, Windows and Xbox	1987
Test Drive Off-Road	JP	n/a
Test Driver	FR	n/a
Toff-Toff	DE	n/a
Total Annihilation	AU, CH, CTM, HK, NZ, US	Windows	1997
Total Annihilation — Attaque	FR	n/a
Total Annihilation Batailles Strategique	FR	n/a
Source: Excel spreadsheet titled Atari Inc. Pending and Registered Trademarks (Worldwide), provided by Atari Inc.
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2.3.3.3	Owned Company Names
The Owned Company Names category is primary trademarks of videogame development companies that have been used in the past, as well as some that are currently in use (WizardWorks) or whose future use is being considered (Cave Dog). The Atari Inc. Owned Company Names in the below table are primarily company names of videogame developers acquired by Atari or related companies.24,25,26,27
Table 8: Atari Inc. Owned Company Names

Country of
Company Name / Trademark	Application	Acquisition Date
Accolade, Inc.		Acquired by Infogrames (now Atari) in 1999
Cave Dog	AU, CA, CTM, JP, NZ, US	Label used by Humongous Entertainment; Closed 1999
Cave Dog (Design)	AU, CA, CTM, JP, NZ, US	(see above)
GT Interactive Software Corp.		Founded in 1993; Majority owned subsidiary of Infogrames (now Atari)
GT Stylized	AU, BR, CA, CL, CN, IL, KP, PY, NZ, SG, US, UY	(see above)
Legend Entertainment Company	US	Acquired by GT Interactive in 1999; Closed 2003
Shiny Entertainment, Inc.	US	Acquired by InterPlay in 1999; Acquired by Infogrames 2002
Singletrac Entertainment Technologies, Inc.	AU, CA, CTM, GB, JP	Acquired by GT Interactive in 1997
Slash Corporation	CA	Acquired by Atari, Inc. in 1995
Sport Accolade and Design	CA
WizardWorks Software	FR, GB, JP, US	Subsidiary of GT Interactive; Closed in 2004
AU (Australia), BR (Brazil), CA (Canada), CN (China), CL (Chile), CTM, FR (France), IL (Israel), JP (Japan), KP (Korea), NZ (New Zealand), PY (Paraguay), SG (Singapore), GB (United Kingdom), US (United States), UY (Uruguay)
Source: Excel spreadsheet titled Atari Inc. Pending and Registered Trademarks (Worldwide), provided by Atari Inc.
Based on interviews with Robert Lazzara of Atari Inc., the developer name WizardWorks still appears on some games, and the developer names WizardWorks and Cave Dog are being considered for future use by Atari Inc.

[24]	http://64.233.187.104/search?q=cache:uUBOFxegIIYJ:www.atari.com/us/faq/+atari+accolade&hl=en&gl=us&ct=clnk&cd=2.

[25]	http://64.233.187.104/search?q=cache:yc9kFDk-MzMJ:en.wikipedia.org/wiki/Cavedog_Entertainment+atari+cave+dog&hl=en&gl=us&ct=clnk&cd=2.

[26]	http://64.233.187.104/search?q=cache:oLq3WMedHZ8J:www.gamespot.com/pc/action/unrealiise/news6086665.html+atari+legend+entertainment&hl=en&gl=us&ct=clnk&cd=1.

[27]	http://64.233.187.104/search?q=cache:cpdPSmRE-hYJ:corporate.infogrames.com/+atari+shiny+entertainment&hl=en&gl=us&ct=clnk&cd=2.
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2.3.3.4	Licenses
Atari Inc. has entered into a number of in-license agreements. Key licenses include:
•	License to the Atari Name/Fuji Logo trademark (from Atari Interactive, Inc. and Infogrames Entertainment, S.A.)

•	License to the IP associated with Dragonball, Dragonball GT, and Dragonball Z (from FUNimation)

•	License to Godzilla (from Toho)

•	License to Earthworm Jim (from Interplay)
Additional in-licenses are presented on the following table. Note, according to Robert Lazzara of Atari Inc., the below list contains all of the IP that is in-licensed by Atari Inc. — including Deer Hunter; however, on Deer Hunter, Atari will own the rights on all future developed products.
Table 9: Other Atari Inc. In-Licenses

Rights to
			Copyright		Existing	Rights to
Title (platform)	Developed By	License Term	Ownership	Sequels/Derivatives/ Later Works	Title	New Titles
911 Fire & Rescue	WizardWorks	11/99-11/10	N	Atari, Inc. has rights to do sequels, add-ons and later versions subject to Developer’s right of first negotiation and Atari, Inc. has the right to do derivatives during the term.	N	Maybe
B17 Air War over Germany (PC)	WizardWorks	12/00-12/10	N	(see above)	N	Maybe
Beach Head 2000 (PC, MAC, PSX)	WizardWorks	12/98-12/08	N	(see above)	N	Maybe
Beach Head 2002	WizardWorks	11/00-11/10	N	(see above)	N	Maybe
Bird Hunter: Upland Edition (PC)	WizardWorks	6/07	N	(see above)	N	Maybe
Bird Hunter: Waterfowl Edition (PC)	WizardWorks	11/07	N	Contract silent	N	Y
Bird Hunter: Wild Wings (PC)	WizardWorks	10/99-10/09	N	Atari, Inc. has rights to do sequels, add-ons and later versions subject to Developer’s right of first negotiation and Atari, Inc. has the right to do derivatives during the term.	N	Maybe
Carnivores (PC)	WizardWorks	5/98-5/08	N	Contract silent	N	Y
Carnivores 2 (PC)	WizardWorks	12/98-12/08	N	Atari, Inc. has right to do other versions, subject to written notification to developer. During term the developer has the right of first negotiation to sequels and Atari can do derivative works.	N	Maybe
Carnivores: Ice Age (PC)	WizardWorks	12/98-12/08	N	(see above)	N	Maybe
Deep Sea Trophy Fishing (PC)	WizardWorks	12/97-11/07	N	Contract silent	N	Y
*Deer Hunter (PS2)	WizardWorks	6/02-6/07	N	During the term, Atari, Inc. has rights to do sequels and later versions subject to Developer’s right of first negotiation	N	Maybe
*Deer Hunter 2 (PC)	WizardWorks	12/97-11/07	N	No restrictions	N	Y
*Deer Hunter 2 Companion Guide (PC)	WizardWorks	12/97-11/07	N	No restrictions	N	Y
*Deer Hunter 2 Extended Season	WizardWorks	11/98-11/08	N	No restrictions	N	Y
*Deer Hunter 2 Monster Buck Pack (PC)	WizardWorks	12/97-11/07	N	No restrictions	N	Y
*Deer Hunter 2004 (PC)	WizardWorks	11/02-11/07	N	No restrictions, may be subject to royalty	N	Y
*Deer Hunter 2005 (PC)	WizardWorks	12/03-12/08	N	No restrictions, may be subject to royalty	N	Y
*Deer Hunter 3 (PC)	WizardWorks	3/99-2/09	N	No restrictions	N	Y
*Deer Hunter 3 Gold Edition (PC)	WizardWorks	3/99-2/09	N	No restrictions	N	Y
*Deer Hunter 4 (PC)	WizardWorks	10/99-10/09	N	No restrictions	N	Y
*Deer Hunter 5 (PC)	WizardWorks	11/00-11/10	N	No restrictions	N	Y
*Deer Hunter Companion Guide (PC)	WizardWorks	1/97-1/07	N	No restrictions	N	Y
Dream Screen Desktop (PC)	WizardWorks	1/00-1/10	N	Atari, Inc. has rights to do derivatives during the term.	N	Y
Emergency Rescue: Firefighters	WizardWorks	3/99-3/09	N	Atari, Inc. has rights to do sequels and add-ons subject to developer’s right of first negotiation and Atari, Inc. has the right to do derivatives during the term.	N	Maybe
Grand Slam Turkey Hunt (PC)	WizardWorks	12/98-12/08	N	Atari, Inc. has rights to do sequels, add-ons and later versions subject to Developer’s right of first negotiation and Atari, Inc. has the right to do derivatives during the term.	N	Maybe
High Impact Paintball (PC)	WizardWorks	10/99-10/09	N	(see above)	N	Maybe
Kawasaki Fantasy Motocross (PC)	WizardWorks	8/02-8/07	N	(see above)	N	Maybe
Personal Pro Golf Series (PC/MAC)	WizardWorks	3/99-3/11	N	Atari, Inc. has rights to do derivatives during the term.	N	Y
Police Tactical Training (PC)	WizardWorks	10/00-10/09	N	Atari, Inc. has rights to do sequels, later versions and add-ons subject to developer’s right of first negotiation and Atari, Inc. has the right to do derivatives during the term.	N	Maybe
Pro Bass Fishing (PC & PDA)	WizardWorks	6/97-6/07	N	Contract silent	N	Y
Real Dominoes (PC)	WizardWorks	7/00-7/10	N	Atari, Inc. has rights to do sequels, later versions and add-ons subject to developer’s right of first negotiation and Atari, Inc. has the right to do derivatives during the term.	N	Maybe
Rocky Mountain Trophy Hunter (PC)	WizardWorks	12/97-11/07	N	No restrictions	N	Y
Rocky Mountain Trophy Hunter:	WizardWorks	6/98-6/08	N	No restrictions	N	Y
Alaskan Expedition (PC)
Saturday Night Speedway (PC)	WizardWorks	12/02-12/07	N	Atari, Inc. has rights to do sequels, later versions and add-ons subject to developer’s right of first negotiation and Atari, Inc. has the right to do derivatives during the term.	N	Maybe
Saturday Night Speedway (PS2)	WizardWorks	12/02-12/07	N	(see above)	N	Maybe
Shark! Hunting the Great White (PC)	WizardWorks	10/99-10/09	N	(see above)	N	Maybe
Sportsman’s Paradise 2 (PC)	WizardWorks	12/97-11/07	N	Contract silent	N	Y
Tiger Hunt (PC)	WizardWorks	11/00-11/10	N	Atari, Inc. has rights to do sequels, later versions and add-ons subject to developer’s right of first negotiation and Atari, Inc. has the right to do derivatives during the term.	N	Maybe

*	While Deer Hunter has been a licensed property, future titles, subject to a few restrictions, will be owned by Atari, Inc.
Source: Excel spreadsheet titled Atari Inc. Licensed IP, provided by Atari Inc.
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3.	INFORMATION RELIED UPON

Our analysis of the subject IP focused on three objectives: (1) understanding the uses and advantages of the subject IP, (2) quantifying the potential monetary advantage provided by the subject IP, (3) researching and identifying videogame transactions, (4) researching and identifying royalty rates associated with the videogame industry, and (5) researching and quantifying financial data for the relevant videogames.

In estimating the value of Atari Inc.’s subject IP, we have relied upon the following information:
•	Information provided by Atari Inc., including:
•	Atari, Inc. Investor Presentation, September 2006
•	Atari Inc. videogame title database (file name: All Titles_Atari 11-27-06 Pivot Table.zip) that included unit and sales information for all videogame titles distributed in North America by Atari, Inc. since 2000, through November 2006

•	Inventory of the Atari Inc. subject IP (file names: AtariIncOwnedIPTitles112206.xls, AtariIncTrademarks111706.xls, and AtariIncLicensedIPTitles112606.xls)

•	Atari, Inc. IP Overview of Most Popular Titles

•	Financial projection model for Test Drive Unlimited (file name: TDU 3 Titles Platform P&L Summay.xls)

•	Trademark License Agreement, Atari Interactive, Inc. and Atari Inc., September 4, 2003

•	Asset Purchase Agreements, Sellers (Atari Inc. and Reflections Interactive Limited) and Purchasers (Ubisoft Holdings and Ubisoft Entertainment Limited), July 13, 2006

•	Agreement, Seller (Atari Inc.) and Purchaser (Humongous, Inc.), August 22, 2005

•	Sublicense Agreement, Atari Inc. and FUNimation Productions, Ltd., December 31, 2004

•	License Agreement, Atari Inc. and Interplay Entertainment, Inc, April 27, 2006

•	NPD Group data of videogame retail sales (file name: Franchise sales_NPD1 Oct06 11.20.06.xls)

•	Worldwide Videogame Hardware and Software 2006-2010 Forecasts: It’s Time to Play a Game, IDC, January 2006

•	The PC and Video Game Markets, North America | Europe, International Development Group, April 2006
•	Discussions with Atari Inc. personnel, including:

•	Arturo Rodriguez	VP & Controller
•	Robert Lazzara	VP Finance/Treasury
•	Kristina Pappa	VP & General Counsel
•	Donna Henry	VP Operations Finance
•	Kristen Keller	Director of Legal and Business Affairs
•	Karen	Request from Atari
•	Linda Lee	Request from Atari
•	Others including:
•	RoyaltySource royalty rate database

•	USPTO trademark information

•	CapitalIQ financial database

•	Bloomberg financial database

•	Various publicly available documents and websites as cited in the report
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This report and accompanying analyses summarize our current opinions on the estimated value of Atari Inc.’s subject IP. The valuation has been completed with proprietary information provided by or associated with Atari Inc., and with publicly available data. New information or unforeseen market and business changes could affect estimates made in this valuation.
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4.	VALUATION METHODOLOGIES
4.1	Premise of Value
As discussed earlier, Ocean Tomo’s assignment was to estimate the fair market value of certain of Atari Inc.’s IP as of January 1, 2007. Our analysis focused on identifying and quantifying what sellers and buyers consider when negotiating for the sale (or license) of the various categories of IP, specifically, (1) the economic value that the buyer gains by taking ownership of the asset and the economic value that the seller gives up by transferring ownership of the asset to another party, and (2) transactions for comparable IP.
4.2	Methods for Determining Intellectual Property Value
In estimating the values of the Atari IP, we evaluated the relevance and feasibility of several approaches commonly used in the valuation of intellectual property. Following is a discussion of the valuation methods considered and our conclusions regarding the applicability of each of the three analyses.
4.2.1	Cost Approach
The Cost Approach values assets based on the cost necessary to create and develop the IP.
For example, for a videogame these costs would include the development expense incurred in creating the games. For trademarks, these costs would include attorneys fees, registration fees, marketing and advertising costs, consulting fees, etc. Further, in most cases, the various cost for creating a trademark increase in the following order: (1) filing, administrative, maintenance and legal fees for obtaining a registration, (2) consulting fees for choosing a trademark, and (3) advertising the trademark. In many cases, the largest cost (by far) associated with a trademark involves advertising, marketing and promoting the mark. Advertising costs may reflect trademark value because the more one advertises a mark, the more public recognition inures to the mark.
We considered using the Cost Approach to value the older or non-core Owned IP Packages; however, based on discussions with Atari Inc. personnel, access to the software associated with older game titles is typically not relevant to re-releasing a videogame or launching a follow-on videogame because the software needs to be written specific to the newer platforms. We also considered using the Cost Approach to value the Owned Trademarks; however, even if available, we do not believe past advertising or marketing expenditures associated with the videogame titles would be a relevant measure of the value of these types of trademarks for a number of reasons, including: many of the trademarked videogame games were released many years ago, and many of the game titles are comprised of strings of common words.
4.2.2	Income Approach
For property dedicated to a business enterprise, including intellectual property, future benefits resulting from use of an asset are preferably measured in terms of income.28 The Income Approach does just this: it values assets based on the present value of the future income streams expected from the asset under consideration. There are a number of primary parameters that must be quantified in order to use this method. The first and second parameters deal with the amount and timing of the expected cash flows that can be attributed to the subject asset and a third parameter is related to the risk of realization of those cash flows.

[28]	Smith, Gordon and Parr, Russell, Valuation of Intellectual Property and Intangible Assets, Second Edition, John Wiley & Sons, New York, NY, 1994, 152.
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The duration and timing of the cash flow stream are determined by forecasting the useful life of the property, which can be determined in any one of several ways, such as (1) the physical or service life of the asset, (2) the statutory or legal life of the asset, (3) the economic life of the asset or (4) the functional or technological life. The business risk associated with the realization of the stream of expected cash flows may be captured through the use of an appropriate discount rate, probabilities of success within the inputs used to forecast the cash flows, or through a combination of these factors.
The expected future cash flow stream from the asset, usually a series of periodic amounts, may be quantified using a variety of approaches depending on the specific circumstances of each case. In the context of valuing intellectual property, the Relief from Royalty Approach is frequently used. The following report section provides a discussion of the Relief from Royalty Approach and how the approach may be used to quantify the expected cash flows attributable to intellectual property assets.
4.2.2.1	Relief From Royalty Approach
The Relief from Royalty Approach is based on the following premise: an asset’s value can be measured by what the owner of the property would pay in royalties if he/she did not own the property and had to license it from a third party. Conversely, this approach may also quantify the amount of income the owner would generate by licensing the intellectual property to others.
This method requires the determination of projected royalty payments, which are derived by applying a royalty rate to an appropriate royalty base. Often, the rate is a percentage applied to net revenues derived from products or services embodying the intellectual property. The royalty base is determined by projecting the expected revenues to be generated throughout the useful life of the intellectual property in question. Alternatively, the royalty may be expressed as a percentage of the cost savings or incremental profits generated by processes based on intellectual property. The lump-sum fair market value of the intellectual property is calculated as the net present value of the royalty payments.
We selected the Relief from Royalty Approach, as well as another Income Approach that allocates a percent of the overall profits to the IP in question, as supportive valuation methodologies to determine the value of one of Atari Inc.’s primary Owned IP Packages, Test Drive. The results of these specific analyses were also used as benchmarks to value the two other primary Owned IP Packages, Deer Hunter and Total Annihilation. These Income Approaches are appropriate in valuing these game franchises because they quantify the expected future revenues realized from ownership of the subject IP, and financial forecasts for future Test Drive videogame releases embodying the IP are available.
Royalty Base Determination
Sometimes the significant income enhancing contribution resulting from use of intellectual property is increased revenues due to market creation, market expansion, enhanced market share capture, or increased sales price. In such cases, the revenue increase may constitute an appropriate basis for determination of a suitable royalty base. Therefore, we used forecasted net revenues of videogames embodying the IP as the royalty base.
Royalty Rate Determination
Market Approach
While the Market Approach to valuation (see the following report section) may possess certain drawbacks (e.g., each transaction is unique), it may be appropriate in the context of determining a fair market royalty, if
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not the total magnitude of value. This is because the approach focuses on actual transactions that have been negotiated between willing buyers (or licensees) and willing sellers (or licensors). Hence, in the context of determining a reasonable royalty rate, use of the Market Approach entails searching for negotiated royalty rates from comparable licensing transactions for similar assets.
We identified “comparable” license agreements that contained royalty rates for videogame related IP, which were then used as a basis in determining a royalty rate for the subject IP.
Profit Apportionment Approach
The Profit Apportionment Approach is a method used in court cases and in certain IRS regulations to determine a reasonable royalty rate under an arm’s-length transaction. This approach attempts to evaluate the share of the licensee’s anticipated profit a licensor may seek in return for providing the licensee with access to the intellectual property. The need to split or share the anticipated profit “pool” between licensors and licensees of intellectual property has been recognized and endorsed by licensing practitioners, Tax Court case law, and IRS regulations. Several methodologies have been used or suggested for achieving an appropriate profit split between licensors and licensees. Most of these approaches, ultimately, attempt to accomplish the same result: a division of anticipated profit that is commensurate with the nature of the intellectual property and the functions performed and risks assumed by each party to the transaction.
Within the aforementioned cases and regulations, profits have been apportioned using both objective and subjective methods. Objective methods generally focus on the licensee’s required return on capital invested or assets employed to exploit the intellectual property. In the case of licensing intellectual property assets, there are several “rules of thumb” that are often employed when determining a reasonable profit split. A common rule of thumb is referred to as the 25% Rule. Although 25% tends to be a starting point in licensing transactions, it can be higher or lower depending on the particular circumstances of each case. The following quotes provide a good overview of this rule:
“A good rule of thumb is that 25 percent of the profits should go to the licensor. That way the risk-taking licensee gets the major share, but the licensor still gets a fair portion.”29
“According to the 25 percent rule — sometimes referred to as the ‘15-35 percent rule’ — if a technology proprietor brings to the relationship a relatively powerful arsenal of assets, one should begin by considering that party as being entitled to 25% of the contemplated pretax net profit...”30
We considered the Profit Apportionment Approach as another methodology to estimate an appropriate royalty rate, using both comparable companies, companies in the industry (as determined by SIC Code), as well as internal business operating profit data.
Royalty Rate Approach Conclusion
We determined the Market Approach and the Profit Apportionment Approach to be the most appropriate methods for estimating a reasonable royalty rate associated with valuing the Test Drive franchise.

[29]	McKie, Edward F. Jr., “Pricing and Packaging the Technology,” Domestic and Foreign Technology Licensing, 1984, 101.

[30]	Goldscheider, Robert, Technology Management Handbook, New York, NY, Clark Boardman Company, Ltd., 1984, 107.
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4.2.3	Market Approach
The Market Approach values assets based on comparable transactions between unrelated parties. The degree of reliance on comparable transactions depends on an assessment of whether the transactions are sufficiently similar to provide an indication of the fair market value of the assets in question. Factors to consider include the nature of the assets transferred, the industry and products involved, the agreement terms, the circumstances of the parties to the agreements and other factors that may affect the agreed-upon compensation.
While the Market Approach may possess certain drawbacks (e.g., each transaction is unique), it may be appropriate to determine the total magnitude of asset value. The reason is that the approach focuses on actual transactions that have been negotiated between willing buyers (or licensees) and willing sellers (or licensors).
We used the Market Approach as a primary valuation method in valuing the Owned IP Packages and Owned Trademarks.
4.2.4	Conclusion
We determined that appropriate valuation methods to value the Owned IP Packages include the Market Approach and the Income Approach, including the Relief from Royalty Approach. A discounted cash flow analysis associated with Test Drive has been prepared that incorporates forecasted profits and royalty revenues expected in the future. To value the Owned Trademarks, we utilized the Market Approach.
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5.	ATARI IP VALUE SUMMARY
As stated previously, Ocean Tomo was retained to provide opinions regarding the fair market value of certain of Atari Inc.’s IP. This IP, and our opinion of value, can be categorized into the following groupings:

1. Owned IP Packages	Estimated total value = $17.0 to $29 million
• Test Drive	Estimated value = $10 to $15 million
• Deer Hunter	Estimated value = $3 to $6 million
• Total Annihilation	Estimated value = $1 to $3 million
• All Other	Estimated value = $2.5 to $5 million

2. Owned Trademarks	Estimated total value = < $500,000
3. Owned Company Names	Assigned zero value
4. Licenses	Assigned zero value
Owned IP Packages
Our opinion at this time is that the primary source of value within the above asset types is the Atari Inc. Owned IP Packages, which are essentially all rights to and associated with various videogames. Further, the key Owned IP Packages are the Test Drive and Deer Hunter gaming franchises due to their relatively recent significant unit and dollar sales. This evidences that additional add-on or follow-on games associated with these titles could generate significant profits.
The three Owned IP Packages that Atari Inc. believes are the key assets include: Test Drive, Deer Hunter and Total Annihilation. Historic U.S. retail sales associated with the Test Drive and Deer Hunter game franchises have been significant:

	Game Title	Launch Date	Cumulative Retail Sales

•	Test Drive	1992	$157.2 million
•	Deer Hunter	1997	$71.8 million
•	Total Annihilation	1997	$2.4 million

*	— includes partial year 2006. Source: NPD point-of-sale data on PC and console games collected from participating U.S. retailers. NPD extrapolates their data to project for non-participating U.S. retailers.
In valuing the Test Drive Owned IP Package, we utilized the Market Approach and the Income Approach. We concluded the appropriate value range resulting from the Market Approach is $3 million to $17 million, and the appropriate value range resulting from the Income Approach is $8 million to $9 million. Based on these results, and considering the recent comparable transaction for the Driver franchise of $22 million, we concluded that the expected value range is $10 million to $15 million. We believe the Driver franchise anchors the most likely starting point for a negotiation, but considering that the Driver franchise is considered one of the Top 50 gaming franchises of all time, and that sales associated with this franchise from 2001-06 were about 2.5X that of the Test Drive franchise, our expectation would be that Test Drive would transact at a discount to Driver due to the apparent lower installed base of the Test Drive videogame.
In valuing the Deer Hunter Owned IP Package, we utilized the Market Approach, supported by the Income Approach. We concluded the appropriate value range resulting from the Market Approach is $3 million to $6 million. This is consistent with our expectation that given the franchise’s recent moderate revenue levels, focus in the PC market, and lower pricing, it would transact substantially below that of the Test Drive franchise. A similar rationale, with the primary considerations being the most recent release date prior to
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2000 and the corresponding relatively low recent levels, was used in concluding the expected value of the Total Annihilation to be $1 million to $3 million. An additional consideration for this title is the reported pull demand for a follow-on game, as reported by Atari Inc. personnel.
For the balance of the Owned IP Packages, we concluded appropriate value expectations would, on average, range from $100,000 to $200,000 per title (with a cumulative value of the 24 titles31 being about $2.5 million to $5 million). This conclusion was based on the results of the Market Approach.
Owned Trademarks
Strong brands or trademarks are important because of the consumer loyalty it generates has numerous benefits, including: pricing flexibility and leverage, improved chances of success for subsequent new products, greater production efficiencies as market share and/or volume expand, etc. The value of this category of IP can be viewed as the present value of an allocation of the future profits generated by sales of videogames utilizing the trademarks (either sold by Atari Inc. or another party), or alternatively, the cost that one would incur to utilize the marks if one did not own them.
Although we believe the value of most of the naked trademarks (i.e., videogame titles without the rights to the underlying videogame) is de minimus, we have assigned some value to the Owned Trademarks because certain of the marks had the following primary attributes: (1) the game title is not comprised of common, descriptive type words and (2) there has been meaningful revenue associated with the game title in the recent past. We recognized and considered that some videogame titles could be valuable based on their retro appeal to gamers who grew up playing games such as Space Invaders, Missile Command, Pac-Man, etc. Although primary research, such as consumer surveys, would be required to confirm, we believe at this time that the videogames comprising the Owned Trademarks do not have significant widespread retro appeal.
Owned Company Names
As stated previously, strong brands or trademarks are important because of the consumer loyalty it generates has numerous benefits, including: pricing flexibility and leverage, improved chances of success for subsequent new products, greater production efficiencies as market share and/or volume expand, etc.
At this time, we have assigned no value to the Owned Company Names. The company names are primarily associated with game developers acquired by Atari Inc. or a related entity, and we understand that all but one of the company names is dormant. Although primary research, such as consumer surveys, would be required to verify, we believe at this time that branding videogames using these developer company names would not enhance consumers’ perception of the quality of the games, and thus would not improve the economics of the videogame. As stated previously, our belief is that consumers generally do not choose games based on the developer’s or publisher’s brand any more than they choose music recordings based on the record label or select books based on the publisher.

[31]	Two of the Owned IP Packages videogame titles, Demolition Racer Series and Hardball, were excluded from this count because the existing titles are considered expired due to the expiration or either the in-game music licenses or the team/players licenses.
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               Licenses
At this time, we have assigned no value to the Licenses. The two primary licensed properties are (1) the Atari Name/Fuji Logo and (2) the titles, trademarks, characters, etc. appearing in Dragonball series. Although important in generating revenue and profits for Atari Inc., the licenses (and all other licenses) have been assigned no IP value based on the reasonable assumption that the license agreements were negotiated and entered into in arm’s-length transactions, and therefore are representative of outcomes if the negotiations were to happen today. Therefore, because Atari Inc. does not own this IP and has negotiated fair terms for the rights to utilize the IP, the licenses themselves represent the value of the IP, and Atari Inc. is paying this value to the licensors. Our interpretation of the primary license agreements is that Atari Inc. has some rights to sublicense the Atari Name/Fuji Logo, and essentially has no rights to sublicense the Dragonball Z. Our interpretation should be verified by appropriate counsel.

We strongly believe likely additional uses of the Atari Name/Fuji Logo that could generate meaningful incremental profits include: licensing to the apparel industry and to manufactures of consumer products and accessories (lighters, key chains, purses, etc.) — this appears outside the scope of the current sublicensing rights, and selling classic games on-line and for mobile devices. The potential of these additional uses is evidenced by the recent re-launch of the Commodore gaming business, with its focus on providing downloadable games via the Internet, and via Bluetooth technology from “Gaming Towers” to mobile devices (see Report Section 6.2.1). However, at this time, we have not assigned value to these potential additional strategies to extract value from the Atari Name/Fuji Logo because the economics of these opportunities (e.g., the royalty bases and royalty rates) have not been quantified and, importantly, Atari Inc. does not have rights to the classic Atari games. We believe it likely that Atari Inc. could capitalize on these opportunities itself, but such a strategy would require Atari Inc. to obtain a broader license from Atari Interactive to have rights to the classic Atari games, and to extend the trademark agreement beyond 2013.

The following sections discuss the methodologies and inputs used to value the Atari Inc. Owned IP Packages and Owned Trademarks.
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6.	ATARI IP VALUE — MARKET APPROACH

As stated previously, the Market Approach values assets based on comparable transactions between unrelated parties. The degree of reliance on comparable transactions depends on an assessment of whether the transactions are sufficiently similar to provide an indication of the fair market value of the assets in question. Factors to consider include the nature of the assets transferred, the industry and products involved, the agreement terms, the circumstances of the parties to the agreements and other factors that may affect the agreed-upon compensation.

The following section describes the nature and terms of identified comparable videogame transactions, and then discusses the methodology used to estimate the value of the Atari Inc. Owned IP Packages and Owned Trademarks.
6.1	Atari Inc. Owned IP
We identified the following “comparable” transactions associated with the sales of videogames. Details of each transaction are provided following the table.
Table 10: Comparable Videogame IP Transactions

		IP
		Transaction	2001-06	2001-06
Buyer	Seller	Value	Unit Sales	Revenue	Comments
Ubisoft	Atari Inc.	$22 million	9.0 million	$204	Driver
Entertainment				million	Prior generation videogame series
THQ	Atari Inc.	$9 million	1.2 million	$37 million	Stuntman
		(1)			Follow-on release game that was
					sold during development
Humongous	Atari Inc.	$7.7 million	11.8 million	$161	Backyard Sports, SPYFox, Pajama
Inc.				million	Sam, Putt Putt, Freddi Fish and Big
					Thinker
Infogrames	Shiny	$33.8 million	4.4 million	$142	The Matrix
	Entertainment	(2)		million	Other assets include the full
					development operations of Shiny
					Entertainment, and the patent for
					Shiny’s Advanced Tessellation
					Technology
Vivendi	Atari Inc.	$2.3 million	n/a	n/a	Pandora
Universal		(3)			Game was sold in mid-
Games					development, with no historic
					sales
Vivendi	Atari Inc.	$4 million	n/a	n/a	Timeshift
Universal		(4)			Game was sold in mid-
Games					development, with no historic
					sales

(1)	Atari Inc. reportedly incurred $9.6 million in development cost associated with the follow-on release. Therefore, Atari Inc. received $400,000 less than the expenses it incurred.

(2)	In the Humongous transaction, $7.7 million (75%) of the $10.3 million total price was allocated to the IP. This same ratio was used to estimate the value of the IP transacted in the Shiny Entertainment Transaction (i.e., of the $47 million purchase price, $33.8 million was assumed allocated to The Matrix videogame IP).

(3)	Atari Inc. reportedly incurred $3.7 million in game development costs. Therefore, Atari Inc. received $1.4 million less than the expenses it incurred.

(4)	Atari Inc. reportedly incurred $3.6 million in game development costs. Therefore, Atari Inc. received $400,000 more than the expenses it incurred.
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               Ubisoft/Atari
The Driver games and franchise was purchased by Ubisoft Entertainment from Atari Inc. in July 2006. Twenty-two million of the total purchase price ($24 million) was attributed to the IP rights of the acquired assets[32] (i.e., the IP rights to the games and software, including source code and tools, and engines).

The Driver series is considered one of the top 50 franchise series of videogames.[33] In 2006, Atari announced that it has sold its Driver game franchise, and the assets of its U.K.-based Reflections game development studio, to France-based publisher Ubisoft for $24 million. The Driver franchise has to date sold more than 14 million units worldwide. Said Atari CEO Bruno Bonnell “In the driving category, we consider ‘Test Drive’ our key franchise which will require more resources and attention to build it as a landmark of its genre.”[34]
               THQ/Atari
Atari Inc. personnel reported that THQ bought the rights to the follow-on release Stuntman videogame for $9 million in May 2006. The follow-on release game, Stuntman II, was under development by Atari Inc., and it had reportedly incurred $9.6 million in development costs. Therefore, these assets were transacted at a loss.
               Humongous/Atari
Humongous developed children’s games, including: Backyard Sports, SPYFox, Pajama Sam, Putt Putt, Freddi Fish and Big Thinker. In August 2005, the IP associated with these videogames was purchased by Humongous, Inc. from Atari Inc. Of the total purchase price of $10.3 million, $7.7 million was attributed to the intangible assets.[35]
               Infogrames/Shiny Entertainment
In 2002, Infogrames acquired the full development operations of Shiny Entertainment and exclusive rights to The Matrix sequel games for all major existing platforms, and their successors and replacements; the patent for Shiny’s Advanced Tessellation Technology; and exclusive rights to other tools and assets associated with the development of The Matrix games, for a purchase price of approximately $47 million.
New York, New York, April 25, 2002 — Infogrames, Inc. (Nasdaq: IFGM), a leading publisher of interactive entertainment software, today announced that it has signed a Purchase Agreement to

[32]	Asset Purchase Agreements, Sellers (Atari Inc. and Reflections Interactive Limited) and Purchasers (Ubisoft Holdings and Ubisoft Entertainment Limited), July 13, 2006, 12.

[33]	http://en.wikipedia.org/wiki/List_of_best_selling_computer_and_video_games. Top videogame franchises include: Mario (285 million), Pokémon (143 million), Final Fantasy (68 million), The Sims (58 million), Madden NFL (51 million), The Legend of Zelda (47 million), Tetris (45.2 million), Sonic the Hedgehog (44 million), Donkey Kong (43 million), Dragon Quest (40 million), Grand Theft Auto (40 million), Gran Turismo (38 million), Crash Bandicoot (39.2 million), James Bond (30 million), Tomb Raider (30 million), Resident Evil (30 million), Tony Hawk’s Pro Skater (27.9 million), Mega Man (26 million), Street Fighter (25 million), Age of Empires (25+ million), Tekken (22.7 million), Command & Conquer (21 million), Mortal Kombat (20 million), Kirby (20.9 million), FIFA (20 million), Metal Gear (19.4 million), Yu-Gi-Oh! (17.5 million), Rayman (17 million), Diablo (17 million), WWE SmackDown! (17 million), Half-Life (16 million), Halo (15.59 million), Tom Clancy’s Splinter Cell (14 million), Tom Clancy’s Rainbow Six (14 million), Warcraft (14 million), Harry Potter (13.2 million), Driver (12 million), Super Smash Bros. (11.65 million), Metroid (11.3 million), Tom Clancy’s Ghost Recon (11 million), Battlefield (11 million), Myst (11 million).

[34]	http://www.dmwmedia.com/news/2006/07/14/atari-sells-driver-franchise-reflections-studio-to-ubisoft- for-24-million.

[35]	Agreement, Seller (Atari Inc.) and Purchaser (Humongous, Inc.), August 22, 2005.
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acquire Shiny Entertainment, Inc. from Interplay Entertainment Corp. (Nasdaq: IPLY). Through this acquisition, Infogrames will have exclusive worldwide rights to develop and publish interactive games based on sequels to the highly acclaimed, Academy Award-winning action thriller, THE MATRIX. The games will be based on the upcoming sequels, THE MATRIX RELOADED and THE MATRIX REVOLUTIONS from Warner Bros. Pictures.

Under the terms of the agreement, Infogrames will acquire the full development operations of Shiny Entertainment and will have exclusive rights to the THE MATRIX sequel games for all major existing platforms, and their successors and replacements; the patent for Shiny’s Advanced Tessellation Technology; and exclusive rights to other tools and assets associated with the development of THE MATRIX games, for a purchase price of approximately $47 million (subject to certain adjustments), in a combination of cash and a promissory note.[36]
6.1.1	Unit and Revenue Ratio Analysis
Ocean Tomo reviewed the database provided by Atari that provided unit and dollar sales for all titles published by Atari. The file contains over 7,000 lines of data. Based on our understanding and categorization of the gaming titles, and discussions with Atari Inc. personnel, we determined the cumulative unit and dollar sales, from 2001 through November 2006, for each of: (1) the Owned IP Packages, (2) the Owned Trademarks, and (3) the titles associated with the identified comparable transactions.

Using the transaction pricing and the videogame title financial data, Ocean Tomo calculated certain benchmark ratios that developed relationships between the transaction values and historic financial data. These benchmark ratios, “transaction value/videogame unit sales” and “transaction value/videogame revenues” were determined for the following transacted videogame titles: Driver, the bundle of various titles associated with the Humongous transaction, and The Matrix. As shown on the following table, there is significant variation in the calculated ratios. The “transaction value/unit” ratio varies from $0.65 to $8.00 (i.e. for every one million historic units sold [from 2001 through November 2006], the transaction value was between $650,000 and $8.0 million), and the “transaction value/revenue” ratio varies from 0.05 to 0.25 (i.e., for every $1 million is historic sales [from 2001 through November 2006], the transaction value was between $50,000 and $250,000).

[36]	http://pc.gamezone.com/news/04_25_02_01_49PM.htm.
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Table 11: Videogame Transaction Ratio Analyses

($ and units in millions)
	Transaction	2001 through November 2006		Ratio: Transaction Value to
Title	Value	Units	Revenue	Units	Revenue
Driver	$22.0	9.0	$204.0	$2.45	0.11
Backyard Sports, SPYFox, Pajama Sam, Putt Putt, Freddi Fish, Big Thinker	$7.7	11.8	$161.2	$0.65	0.05
Matrix	$35.1	4.4	$141.8	$8.00	0.25
Observations regarding the above ratio analysis:
•	The Driver and The Matrix videogames are teen and adult-oriented videogames that are considered strong franchises based on the number of different game titles developed. Because The Matrix movie trilogy is over, we believe it would be difficult for this videogame franchise to maintain its historic revenue levels.

•	The Matrix original film was released in 1999, and the film’s success led to two more, The Matrix Reloaded and The Matrix Revolutions, which were released in two parts in 2003. The Matrix videogame transaction occurred in 2002 during a time of significant interest and exposure to this franchise; therefore, we would expect it to have significantly higher ratios than older franchise videogames that are not tied to a specific blockbuster media event such as a movie or book release.

•	The Humongous series of videogames are children’s games, which typically sell for lower prices and/or to a smaller consumer base (i.e., to parents with children). We believe use of children’s videogame ratios would tend to understate the value of teen- and adult-oriented, higher priced games.
Based on the above observations, we believe The Driver transaction is most comparable for use in valuing the Owned IP Packages, and especially the Test Drive franchise because they are the same genre and had many game title releases over the years.

We then applied the above-determined benchmark ratios to the historic sales data of the Atari Inc. Owned IP Packages. The following table shows the resultant of applying the Driver, average and high ratio values to the sales history of the various Atari Inc. Owned IP Packages. The values were calculated by applying the above-presented ratios to the individual game title 2001 through November 2006 unit and sales data (i.e., the same data set used to calculate the ratios).
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Table 12: Value of Atari Inc. Owned IP
Applying Transaction Ratios to Historic Cumulative Units and Revenue

($ and units in millions)
	Transaction	2001 through November 2006		Ratio: Transaction Value to
Title	Value	Units	Revenue	Units				Revenue

Driver	$22.0	9.0	$204.0	$2.45			0.11
Backyard Sports, SPYFox, Pajama Sam, Putt Putt, Freddi Fish, Big Thinker	$7.7	11.8	$161.2	$0.65			0.05
Matrix	$35.1	4.4	$141.8	$8.00			0.25

				Valuation Results
				Driver	Average	High	Driver	Average	High
Test Drive Series		3.6	$75.3	$8.9	$13.5	$29.1	$8.1	$10.1	$18.7
Deer Hunter		3.0	$33.5	7.4	11.2	24.2	3.6	4.5	8.3
Total Annihilation Series		0.4	$5.7	1.1	1.6	3.5	0.6	0.8	1.4
Beetle Buggin’		0.0	$0.3	0.0	0.1	0.1	0.0	0.0	0.1
Big Air		0.0	$0.9	0.1	0.1	0.3	0.1	0.1	0.2
Bubsy Series		—	$—	—	—	—	—	—	—
Castles and Catapults		0.0	$0.1	0.0	0.0	0.1	0.0	0.0	0.0
Climber		—	$—	—	—	—	—	—	—
Critical Depth		0.0	$0.1	0.1	0.1	0.2	0.0	0.0	0.0
Combat Cars		—	$—	—	—	—	—	—	—
Deadlock Series		0.0	$0.0	0.0	0.0	0.0	0.0	0.0	0.0
Demolition Racer Series		0.1	$1.6	0.2	0.4	0.8	0.2	0.2	0.4
Everest		0.1	$0.6	0.1	0.2	0.5	0.1	0.1	0.1
Fatty Bear’s Birthday Surprise		0.0	$0.0	0.0	0.0	0.1	0.0	0.0	0.0
Hardball		—	$—	—	—	—	—	—	—
Imperium Galactica Series		0.1	$2.5	0.2	0.3	0.7	0.3	0.3	0.6
Junk		—	$—	—	—	—	—	—	—
Moonbase Commander		0.0	$0.2	0.0	0.1	0.1	0.0	0.0	0.1
Nam		0.1	$0.4	0.1	0.2	0.4	0.0	0.0	0.1
Redline		—	$—	—	—	—	—	—	—
Rogue Trip		0.1	$0.4	0.2	0.3	0.7	0.0	0.1	0.1
Shadow Ops		0.2	$6.0	0.5	0.8	1.6	0.6	0.8	1.5
Slave Zero		0.1	$0.3	0.1	0.2	0.4	0.0	0.0	0.1
Snowmobile Championship 2000		—	$—	—	—	—	—	—	—
Snowmobile Racing		0.1	$0.9	0.3	0.4	0.9	0.1	0.1	0.2
Steel Tide		0.0	$0.3	0.1	0.1	0.2	0.0	0.0	0.1
Tactical Ops		0.1	$1.3	0.2	0.3	0.6	0.1	0.2	0.3
Thrust		—	$—	—	—	—	—	—	—
World War II		0.4	$6.9	0.9	1.4	3.0	0.7	0.9	1.7
The overall resultant values for the three main Owned IP assets are: Test Drive - $8-29 million, Deer Hunter - $4-24 million, and Total Annihilation - $0.5-4 million. We believe the best proxy to more precisely estimate the value ranges are the revenue-related multiples associated with the Driver series, which indicate a value $8 million, $4 million and $0.5 million, respectively, for Test Drive, Deer Hunter, and Total Annihilation. For the balance of the games (26 titles), the average resultant values are generally in the range of $100,000 to $200,000 per game.

We recognize that an important limitation of the above analysis is that it is based on historic data, and potential buyers of the Owned IP Packages are interested in future revenue and profits. However, for older franchises such as Test Drive and Deer Hunter, the analysis provides relevant data points to consider.
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6.1.2	Per Title Revenue Analysis
In using the Market Approach to value the three primary Atari Inc. Owned IP Packages, we also considered revenue levels associated with per title releases, and how these relate to the transaction values. For the Driver series and The Matrix series, we calculated the ratio of “transaction value/videogame title sales” for the franchises’ top selling videogame titles. This ratio was fairly consistent, at 2.4 to 3.5. We then utilized the average factor of 3 to estimate the value of the Test Drive, Deer Hunter and Total Annihilation Owned IP Packages. As shown in the following table, the resultant hypothetical transaction values for these assets are as follows:
•	Test Drive $1 million to $13 million
Note: Atari Inc.’s projected Test Drive gross product sales for the three games (Test Drive Unlimited, Test Drive Unlimited 2 and Test Drive Unlimited 3) are $36 million, $47 million, and $66 million, respectively. These revenue levels correspond to a value of the Test Drive franchise of $12 million to $22 million (average of $17 million)
•	Deer Hunter $1 million to $3 million

•	Total Annihilation $0.2 million to $1.5 million
Table 13: Value of Atari Inc. Owned IP
Applying Transaction Ratios to Videogame Title Top Revenues

($ in millions)
	Sum of Gross		Revenue / Trans.
TITLES	Sales	Transaction Value	Value
DRIVER (DRIVER) Total	$77.6		3.5
DRIVER 2 (DRIVE2) Total	63.3		2.9
DRIVER 3 (DRIVE3) Total	52.8	$22.0	2.4
DRIVER: PARALLEL LINES (DRIVE4) Total	8.5
DRIVER 1/DRIVER 2 COMPILATION (DV1DV2) Total	1.0

THE MATRIX (MATRIX) Total	$115.8		3.3
THE PATH OF NEO (MATRI3) Total	26.5	$35.1	0.8
MATRIX ONLINE	1.1

	Sum of Gross	Revenue / Trans.
	Sales	Value	Transaction Value
TEST DRIVE 2001 (TDRI01) Total	$38.8		$12.9
TEST DRIVE OFF ROAD — WIDE OPEN (TDRIWO) Total	11.2		3.7
TEST DRIVE UNLIMITED (TDULMT) Total	8.3		2.8
TEST DRIVE: EVE OF DESTRUCTION (MONGAM) Total	7.2		2.4
TEST DRIVE 5 (TDRIV5) Total	3.1	3	1.0
TEST DRIVE LEMANS (TEDRLE) Total	2.2
TEST DRIVE 6 (TDRIV) Total	2.1
TEST DRIVE: OFF ROAD (TDRIOR) Total	0.6
TEST DRIVE CYCLES (TDRCYL) Total	0.4
TEST DRIVE 4 (TDRIV4) Total	0.2

DEER HUNTER 3 (DEEHU3) Total	$10.0		$3.3
DEER HUNTER 4 (DEEHU4) Total	5.9		2.0
DEER HUNTER 5 (DEEHU5) Total	5.0		1.7
DEER HUNTER (PS2) (DEEHUN) Total	4.0		1.3
DEER HUNTER 2003 (DEEH03) Total	3.0	3
DEER HUNTER 2 (DEEHU2) Total	2.9
DEER HUNTER 2004 (DR6) (DEEHU6) Total	1.4
DEER HUNTER 2005 (DEEHU7) Total	1.0
DEER HUNTER TROPHY COLLECTION MB	0.4

TOTAL ANNIHILATION KINGDOMS (TOTANK) Total	$4.0		$1.3
TOTAL ANNIHILATION (TOTANI) Total	0.6		0.2
TOTAL ANNIHILATION THE IRON PLAGUE (TOTPLA) Total	0.4	3
TOTAL ANNIHILATION : COMMENDER PACK (TOTANP) Total	0.4
TOTAL ANNIHILATION GOLD (TOANGO) Total	0.3
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Observations regarding the above analysis:
•	Revenues associated with the top Driver and Deer Hunter top titles are relatively consistent

•	There are significant differences in the revenues of the top videogame title and the other titles associated with The Matrix, Test Drive and Total Annihilation
Based on the above analysis, we concluded that the most appropriate value indications are $3-$17 million, $1-$3 million and $0.25-$1.5 million, respectively, for Test Drive, Deer Hunter, and Total Annihilation.
6.1.3	Overview of Identified Transactions[37]
Based on our independent research and interviews of Atari Inc. personnel, we identified numerous transactions related to the videogame industry. However, most of the identified agreements either were for transactions involving the videogame developers, or the details of the IP transacted were unclear. The following sections provide summaries of some of the identified transactions.
Atari-Related Transactions:
•	Infogrames will acquire (April 2002) the full development operations of Shiny Entertainment and will have exclusive rights to The Matrix sequel games for all major existing platforms, and their successors and replacements; the patent for Shiny’s Advanced Tessellation Technology; and exclusive rights to other tools and assets associated with the development of The Matrix games, for a purchase price of approximately $47 million (subject to certain adjustments).

•	UBI Soft Entertainment SA (ENXTPA: UBI) signed an agreement to acquire the assets of
Reflections Interactive Limited from Atari Inc. on July 13, 2006. In a related transaction Ubisoft also agreed to acquire the intellectual property and technology rights to Driver, the world acclaimed brand of video games. The aggregate purchase price paid for both Driver and Reflections Interactive is 24 million in cash plus the assumption of certain liabilities associated with those assets. Reflections Interactive, Ltd. develops interactive entertainment software. It develops play station games and console games. Atari Inc. reported that $22 million of the sales price was for IP.

•	Infogrames Entertainment SA signed a definitive agreement to acquire Humongous Studios from Atari Inc. on August 22, 2005 for a reported value of approximately $10.3 million. About $2 million of the purchase price represents prepayment of certain future costs Atari will incur related to platform royalty advances, manufacturing costs and milestone payments. Humongous Entertainment, Inc. creates interactive games for children. Some of its original characters are Putt-Putt, Freddi Fish, Pajama Sam and SPY Fox. It is a subsidiary of Infogrames, Inc. As of August 29, 2005, Humongous Entertainment, Inc. is a subsidiary of Infogrames Entertainment SA. Atari Inc. reported that $7.7 million of the sales price was for IP.
Electronic Arts-Related Transactions:
•	Electronic Arts Inc. entered into an agreement to acquire the remaining 32% stake in Digital Illusions CE on March 17, 2006, for the reported consideration of approximately SEK 177.1 million (about USD $23 million). The transaction was completed on October 2, 2006.

•	Electronic Arts Inc. (NASDAQ:ERTS) and JAMDAT Mobile Inc. (NASDAQ:JMDT) entered into a definitive merger agreement on December 8, 2005. Accordingly, EA acquired JAMDAT for a

[37]	CapitalIQ financial database.
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reported consideration of $698 million. The transaction was completed on February 15, 2006, and JAMDAT is now a wholly-owned subsidiary of Electronic Arts.
•	Electronic Arts completed the acquisition of a 19.9% stake in Ubisoft Entertainment S.A. on February 3, 2005. The company paid approximately €68.9 million ($90 million).

•	Electronic Arts announced an agreement to acquire Criterion Software Group Ltd. from Canon Europe. The acquisition closed October 19, 2004 for a reported $67.7 million.

•	Pogo.com Inc. was acquired by Electronic Arts subsidiary, EA.com for $43.3 million on February 28, 2001.

•	Electronic Arts completed the acquisition of ABC Software on July 28, 1998 for $16.5 million.

•	Electronic Arts Inc. completed the acquisition of Maxis, Inc. for $167.5 million. Maxis became a wholly owned subsidiary of Electronic Arts. The transaction was closed on July 28, 1997.
Activision-Related Transactions:
•	Under the terms of the agreement, Z-Axis has become a wholly owned subsidiary of Activision. Activision has agreed to pay Z-Axis’ equity holders $20.5 million in cash and Activision common stock. The transaction was completed on May 22, 2002.

•	Activision issued common stock in connection with the acquisition of Gray Matter Interactive Studios. The total transaction value amounted to $3.2 million, and Gray Matter is now a wholly owned subsidiary of Activision. The deal closed January 14, 2002.

•	Treyarch Invention LLC was acquired by Activision Inc. for $13.3 million. Pursuant to the transaction Treyarch Invention LLC will operate as a wholly owned subsidiary of Activision Inc. The transaction was completed on October 3, 2001.

•	Neversoft Entertainment was acquired by Activision Inc. (Nasdaq: ATVI), for $12.4 million. The transaction was completed on September 30, 1999 and Neversoft is now a wholly owned subsidiary of Activision Inc.

•	As a result of an acquisition, Elsinore Multimedia has become a wholly owned subsidiary of Activision. The transaction totaled $2.84 million was completed on July 9, 1999.

•	Activision, Inc. completed the acquisition of Expert Software, Inc. (Nasdaq: XPRT) on June 22, 1999 for a total consideration of approximately $20.4 million. Expert Software, Inc. now operates as a subsidiary of Activision, Inc.

•	Activision, Inc. announced the acquisition of Head Games Publishing, Inc. Under the terms of the merger agreement, Head Games has become a wholly owned subsidiary of Activision. The total transaction value was $10.3 million. The deal closed July 1, 1998.

•	Activision Inc. acquired CentreSoft Ltd. for a reported value of approximately $44 million in stock. CentreSoft reported sales of $70.2 million in the fiscal year ending April 30, 1997.
Take-Two-Related Transactions:
•	Take-Two Interactive Software, Inc. (NASDAQ:TTWO) purchased all of the outstanding capital stock of Visual Concepts Entertainment from SEGA Corporation on January 25, 2005 for approximately $24 million in cash.
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•	Rockstar Games, the publishing division of Take-Two Interactive Software, Inc. acquired Mobius Entertainment Ltd. on April 8, 2004. As reported under the terms of the deal, the purchase price was approximately $4.6 million. Mobius was renamed Rockstar Leeds.

•	TDK Mediactive, Inc. was acquired by Take-Two Interactive Software, Inc. on December 3, 2003 for $22.6 million.

•	Take-Two Interactive Software, Inc acquired Angel Studios, Inc. for $28 million cash and 235,679 shares of restricted Common Stock worth $6.7 million on closing of Take-Two Interactive Software, Inc.’s shares on November 19, 2002. Angel Studios was renamed Rockstar San Diego effective immediately.

•	PopTop Software, Inc. was acquired by Take-Two Interactive Software, Inc. Based on Take-Two Interactive’s closing share price on July 21, 2000, the deal was valued at $5.7 million.

•	Infogrames Entertainment, S.A. sold DMA Design Ltd to Take-Two Interactive Software, Inc. for $11 million in cash, including the assumption of certain bank indebtedness. The transaction was completed on September 29, 1999.
THQ-Related Transactions:
•	THQ, Inc. (NASDAQ: THQI) issued shares of its common stock in its acquisition of Rainbow Studios. The deal closed December 21, 2001 with a total transaction size of $45.1 million. Rainbow Studios is now a wholly owned subsidiary of THQ.

•	Volition, Inc. has been acquired by THQ, Inc. in an all stock transaction valued at approximately $22 million. In connection with this transaction, THQ subsequently acquired Volition’s matching service, Parallax Online, which offers support for Volition’s current and future games. The acquisition was completed August 31, 2000.

•	THQ Inc. announced that it has acquired privately held Genetic Anomalies Inc. in an all-stock transaction valued at approximately $8 million. The acquisition includes rights to all of Genetic Anomalies’ products and its suite of online technology including multiplayer game servers and infrastructures, as well as its patent-pending virtual property technology. The acquisition was completed on December 13, 1999.

•	THQ acquired GameFX, Inc. The transaction was completed May 4, 1998 and the total transaction size amounted to $7.0 million.
Midway-Related Transactions
•	Midway Games Inc. acquired The Pitbull Syndicate Limited for a reported value of approximately $3.5 million in stock on October 3, 2005. The Pitbull Syndicate Limited provides racing games. As of October 4, 2005, The Pitbull Syndicate Limited is a subsidiary of Midway Games, Inc.

•	Midway Games Inc. acquired Paradox Development for $3.5 million in a stock deal. Paradox Development develops entertainment software for personal computers and gaming systems. The company’s games include X-Men: Next Dimension, X-Men: Mutant Academy 2, Lion King: Simba’s Mighty Adventure, X-Men: Mutant Academy, Rock’em Sock’em Robots, Wu Tang: Shaolin Style, Thrill Kill, Shockwave Assault, Shockwave Assault, Blackthorne, and Negotiball. As of November 2004, Paradox Development is a subsidiary of Midway Games Inc.

•	Midway Games Inc. announced that it has acquired Inevitable Entertainment Inc. in an all-stock transaction for $2.1 million. Inevitable Entertainment Inc. was acquired by Midway Games Inc. as
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of October 2004. Inevitable Entertainment, Inc. develops interactive entertainment products. The company has developed games such as Defender for Midway and Tribe’s Aerial Assault for Sierra.
•	Midway Games Inc. announced that it has acquired Surreal Software Inc. in an all-stock transaction. On April 5, 2004, the transaction value is $4.2 million. The company’s products include Drakan: The Ancients’ Gates and Order of the Flame, LOTR—The Fellowship of the Rings, and The Suffering, all video games catering to audiences. It has strategic alliances with Black Label Games, Midway Games Inc., Sony Computer Entertainment, Vivendi Universal Games, Inc., and i.Solve Inc.
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6.2	Atari Inc. Owned Trademarks
As the initial step in valuing the Owned Trademarks, we used the same analysis as presented in Section 6.1.1. The results of this analysis provide estimates of the values for the subject videogame titles assuming that Atari Inc. owns the entirety of the IP package, when, in fact, they only own the marks.
Table 14: Value of Atari Inc. Trademarks (assuming ownership of all related IP)
Applying Transaction Ratios to Historic Cumulative Units and Revenue

($ and units in millions)	Transaction	2001 through November 2006		Ratio: Transaction Value to
Title	Value	Units	Revenue	Units			Revenue
Driver	$22.0	9.0	$204.0	$2.45			0.11
Backyard Sports, SPYFox, Pajama Sam, Putt Putt, Freddi Fish, Big Thinker	$7.7	11.8	$161.2	$0.65			0.05
Matrix	$35.1	4.4	$141.8	$8.00			0.25

				Valuation Results
				Driver	Average	High	Driver	Average	High
40 Winks		0.1	$3.0	$0.4	$0.5	$1.2	$0.3	$0.4	$0.7
Beach Head		0.1	$1.5	0.3	0.5	1.0	0.2	0.2	0.4
Beach Head 2000		0.3	$4.0	0.8	1.1	2.5	0.4	0.5	1.0
Big Air		Owned IP
Bird Hunter		0.2	$2.1	0.5	0.7	1.6	0.2	0.3	0.5
Blender Bros.		0.0	$0.3	0.0	0.0	0.1	0.0	0.0	0.1
Boneyards		—	$—	—	—	—	—	—	—
Critical Depth		Owned IP
Deer Hunter		Owned IP
Dirt Track Racing		0.8	$11.5	2.0	3.0	6.5	1.2	1.5	2.8
Enemy in Sight		—	$—	—	—	—	—	—	—
Fatty Bear		Owned IP
Fatty Bear’s Birthday Surprise		Owned IP
Fatty Bear’s FunPack		Owned IP
Fisherman’s Paradise		0.0	$0.1	0.1	0.1	0.2	0.0	0.0	0.0
Grand Slam Turkey Hunt		0.0	$0.0	0.0	0.0	0.0	0.0	0.0	0.0
Indigo Prophecy		0.2	$5.9	0.5	0.7	1.6	0.6	0.8	1.5
M.O.O.R. (non-game)		—	$—	—	—	—	—	—	—
M.O.O.R. Logo (non-game)		—	$—	—	—	—	—	—	—
Moonbase Commander		Owned IP
Motor Mayhem		0.2	$4.3	0.4	0.6	1.3	0.5	0.6	1.1
Outwars		—	$—	—	—	—	—	—	—
Professional Bass Tournament		0.4	$3.5	0.9	1.4	3.0	0.4	0.5	0.9
Replay		—	$—	—	—	—	—	—	—
Season Ticket		0.1	$0.7	0.1	0.2	0.4	0.1	0.1	0.2
Shadow Ops		Owned IP
Slave Zero		Owned IP
Sportsman’s Paradise		0.0	$0.2	0.1	0.1	0.3	0.0	0.0	0.1
Star Control		0.0	$0.0	0.0	0.0	0.0	0.0	0.0	0.0
Take Five		—	$—	—	—	—	—	—	—
Take Ten		—	$—	—	—	—	—	—	—
Test Drive		Owned IP
Test Drive Off-Road		Owned IP
Test Driver		Owned IP
Toff-Toff		—	$—	—	—	—	—	—	—
Total Annihilation		Owned IP
Total Annihilation — Attaque		Owned IP
Total Annihilation Batailles Strategique		Owned IP
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Note that financial data associated with titles included in the Owned IP analysis are excluded from the above analysis. The cumulative resultant value, again assuming Atari Inc. owned all the associated IP, ranges from $4 million to $20 million. Although these values may be used as a ceiling value range for the trademarks, we believe the majority of the trademarks have de minimus value.
Our opinion is that the Owned Trademarks by themselves (i.e., without the underlying rights to the videogames) would largely have limited value because the titles are generally strings of common words to which significant consumer goodwill has not accrued. In addition, most of game titles are over five years old, and are not considered franchise games. Only eight of the games where Atari Inc. owns the mark (excluding those games already considered in the Owned IP Packages analysis) had revenues from 2001 through November 2006 greater than $1 million (or on average <$200,000 per year), and only two games had revenues over $5 million (Dirt Track Racing and Indigo Prophecy). Videogame titles that we believe consist of non-common words, had meaningful revenues since 2001, and are not included in the Owned IP Package category include:
•	40 Winks

•	Indigo Prophecy

•	Motor Mayhem
Considering our opinion that the value of the videogame Owned Trademarks would be a relatively small portion of the value of the all the rights (estimated at $4 million to $20 million), and based on the historic revenues and our high-level assessment of other attributes associated with these marks, we believe the cumulative value of the Owned Trademarks is <$500,000.
6.2.1	Benchmark for Atari Trademark Value
This section of the report provides context and data that may prove useful in assessing the overall value of the Atari brandname. Although such an assessment is not a specific requirement of this engagement because Atari Inc. does not own the Atari Name/Fuji Trademark, the data is provided for informational purposes.
As stated previously, we strongly believe likely additional uses of the Atari Name/Fuji Logo that could generate meaningful incremental profits include: licensing to the apparel industry and to manufactures of consumer products and accessories, and selling classic games on-line and for mobile devices. We believe significant incremental profits would be realized by combining the Atari trademark with classic Atari videogames; however, it does not appear that Atari Inc. currently has the required bundle of rights necessary to release such products, and thus realize the incremental profits (Atari Interactive is the owner classic Atari games).
We researched comparable brand transactions, and identified a retro gaming/computer brand transaction (for the Commodore brand) that provides benchmark data on the potential value of the Atari Name/Fuji Logo. This data evidences that the value of a strong retro gaming and/or computer brand can be worth tens of millions of dollars. In addition, we identified other, less comparable brand deals where the value of the transactions support the conclusion that companies are willing to pay significant dollars for older, well-known brands. The following is a summary of the Commodore brand transaction and subsequent events.
•	In March 2005, Tulip Computers, based in the Netherlands, agreed to sell its Commodore International subsidiary to Yeahronimo Media Ventures, Inc. in a deal worth just over $32.7 million (of the total, $5.8 million is payable in installments without any connection to Yeahronimo’s performance, and the remaining balance is to be paid in yearly installments through 2010 according
Confidential

to a scheme based on bandwidths set up and linked to the trend in turnover at Yeahronimo — CapitalIQ).[38] Yeahronimo provides digital media services and consumer electronic products for the consumer and business-to-business market. It develops, acquires, and distributes various technologies for digital media transmission over the Internet. The company’s products and services enable customers to access, archive, create, customize, and share digital materials in formats compatible with the digital entertainment devices, such as personal computers, or PCs, CD and DVD players, compressed audio players, and personal digital assistants. In addition, Yeahronimo Media Ventures offers digital media players that enable individuals to record digital content onto their portable players.[39]
•	In October 2005, Yeahronimo, which has offices in Los Angeles and Baarn, The Netherlands, took on Commodore as its own corporate moniker (Commodore International Corporation).[40]

•	In September 2006, Commodore’s reported revenues for the fiscal year ending June 30, 2005, were $3.0 million, with 2006 and 2007 revenues forecasted at $24.0 million and $82.3 million, respectively.[41]

•	In June 2006, the joint venture Commodore Gaming B.V. was formed between Commodore International Corp. and The Content Factory B.V.
“Commodore Gaming is building on the strength and heritage of the Commodore brand to become a major worldwide player in the mobile games and entertainment market. Just as Commodore pioneered the home computer market, Commodore Gaming plans to do the same in the mobile games market. Nowadays, large studios and publishers dominate the PC and console games market with big budget titles that are ambitious in scope, but not in creativity. Small developers of innovative games are at a disadvantage when squared off against games that are flashy in appearance but bland in game play. Those small developers have found a home on the mobile games platform. The relatively low costs of developing games for the mobile platform allows creative minds to produce software that echoes the instantly playable games of yesteryear, enhanced with many new ideas. Commodore Gaming is providing outlets to distribute such software and devising new ways for consumers to easily and accessibly purchase their mobile games, creating space for developers with great ideas, but few resources.
With this in mind, Commodore Gaming has developed an innovative retail download platform, the Gaming Tower, which allows the downloading of digital entertainment and applications directly on to mobile phones via Bluetooth. The tower will be trialed in the Netherlands with a major game and toy retailer and a full commercial launch is planned later in 2006. The launch of the Commodore Gaming website will compliment and support the roll out of the Gaming Towers creating a fully integrated online and retail service.”42

[38]	http://news.com.com/Commodore+brand+sold+to+music+distributor/2110-10033-5507789.html.

[39]	CapitalIQ financial database.

[40]	http://news.com.com/Is+Commodore+poised+for+a+comeback/2100-10413-5998732.html.

[41]

[42]	http://www.commodoregaming.com/uk-en/About/About+us.aspx.
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6.3	Atari Inc. Owned Company Names
Atari Inc. owns the following company name trademarks:
•	Accolade, Inc., and Sport Accolade and Design

•	Cave Dog, and Cave Dog (Design)

•	GT Interactive Software Corp., and GT Stylized

•	Legend Entertainment Company

•	Shiny Entertainment, Inc.

•	Singletrac Entertainment Technologies, Inc.

•	Slash Corporation

•	WizardWorks Software
Our opinion is that the trademarked company names have de minimus value because we believe videogames branded using these specific developer names would have limited positive or negative impact on the success of a videogame release. This conclusion is primarily based on our belief that consumers generally do not choose videogames based on the developer’s or publisher’s brand any more than they choose music recordings based on the record label or select books based on the publisher. Further, with the exception of WizardWorks, we understand that the company names are all dormant.
6.4	Atari Inc. In-Licenses
Under the reasonable assumption that the subject license agreements were negotiated between Atari Inc. and the third-parties in an arm’s-length context, these agreements would generally not add value to Atari Inc.’s IP portfolio because Atari Inc. is paying a fair and reasonable rate for use of these rights owned by third-parties. Potential circumstances where the licenses could be undervalued and where excess IP value could accrue to Atari Inc. include:
•	The profitability of the licensed videogames has increased

•	The licensing deal is very favorable to Atari Inc., and obtaining similar licensing rights today would be more costly

•	The licensing rights are no longer available
Atari Inc. personnel believe their key licenses are the Atari Name/Fuji Logo in-license and the Dragonball Z in-license. These two licenses are discussed in the follow sections. The majority of the subject in-licenses are 10-year agreements from WizardWorks, and these have expiration dates ranging from January 2007 to December 2010. Other videogame license agreements are from Toho (Godzilla) and Interplay (Earthworm Jim).
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Atari Name & Fuji Logo License
In September 2003, Atari Inc. (the licensee) entered into a trademark license agreement with Atari Interactive/Infogrames Entertainment S.A. (the licensor). Key aspects of the agreement include:43
•	Licensed Trademarks: Atari and Fuji Logo

•	Rights:
•	Exclusive right and license to use the Trademarks in connection with the Business and Territory

•	Business: the business of developing, producing, publishing and distributing entertainment software and/or education software including for and in connection with online and multi-player applications, interactive television and mobile telephony, and ancillary merchandise and promotional goods related to such software

•	Territory: United States, Canada and Mexico

•	Right to conduct its Business in the Territory directly and/or through any sublicense
•	Financial Terms:
•	Royalty-free until December 31, 2008

•	Licensee shall issue to Atari Interactive 2,000,000 shares of common stock

•	Licensee will pay Atari Interactive a royalty equal to 1% of Licensee’s net revenues in each calendar quarter in each of the calendar years ending December 31, 2009, 2010, 2011, 2012 and 2013. Net revenues will be the net revenues shown on Licensee’s consolidated statement of income included on the Form 10-Q
•	Assignment — the Licensee shall not assign or otherwise transfer (except by permissible sublicense or other transfer expressly permitted elsewhere herein) any such rights, duties, obligations or undertakings or any portion thereof, to any third party without the prior, discretionary, written consent of Atari Interactive and Infogrames Entertainment S.A., which may be denied without cause
The cost of the license from September 2003 through year-end 2008 is the value of 2,000,000 shares of Atari Inc.’s common stock. At low and high per share prices during this time period of about $0.50 and $4.90, respectively, the implied license value in this timeframe is $1 million to $9.8 million.
CapitalIQ financial database
Subsequent to 2008, the cost of the license is 1% of Atari Inc.’s net revenues. From 2003 through 2006 (year end March 31), Atari Inc.’s annual net revenues have ranged from about $220 million (2006) to $470 million (2004). At these low and high net revenues, the annual cost of the license is $2.2 million to $4.7 million.

[43]	Trademark License Agreement, Atari Interactive, Inc. and Atari Inc., September 4, 2003.
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Therefore, the total low and high Atari Name/Fuji Logo trademark cost over the time period September 2003 through December 2013, per the above-discussed license agreement, is as follows:

		9/03-12/08	01/09-12/13	Total
•	Low	$1.0 million	$11.0 million	= $12.0 million
•	High	$9.8 million	$23.5 million	= $33.3 million
Dragonball Z License
Beginning in 1999, sublicensing agreements between FUNimation Productions Inc. and Infogrames, Inc. have been entered into (FUNimation has a license from Toei Animation Ltd. — the IP owner). That is, FUNimation provides a sub-license to Infogrames. The latest and seventh sublicense agreement is dated December 31, 2004. Key aspects of the latest agreement include:44
•	Licensed Products: interactive computer video games, and clue books/strategy/hint books

•	License Property: titles, trademarks, characters, figures, storylines, etc. appearing in Dragonball, Dragonball Z, and Dragonball GT (and any new or additional episodes)

•	Licensed Platforms: all standard console and handheld platforms, but specifically excluding: PC, Mac, wireless telecommunication devices, and the Internet
•	Rights:
•	Exclusive rights for the Licensed Products

•	Territory: U.S., English-speaking Canada, Australia, New Zealand and South Africa

•	Term: December 31, 2004 through January 9, 2010
•	Financial Terms:
•	Guaranteed minimum royalty: $10 million

•	Royalty rate: 8.5% of net sales (at <500,000 units) and 10% (at >500,000 units)
•	Licensee shall not grant sublicenses or otherwise assign, transfer, alienate, encumber or change any of its rights or obligations hereunder without the express written consent of the Licensor

[44]	Sublicense Agreement, Atari Inc. and FUNimation Productions, Ltd., December 31, 2004.
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7.	INCOME APPROACH — ATARI OWNED IP PACKAGES
The Income Approach was used as another method to directly value the Test Drive Owned IP Package. The results of this analysis were also used to benchmark values for the Deer Hunter and Total Annihilation Owned IP Packages. We used two derivations of the Income Approach — one modeled the total profits of the opportunity and then allocated a portion to the IP, and the other utilized a methodology known as the Relief from Royalty Approach, which is the application of a royalty rate to a royalty base.
The first analysis (Analysis 1) can be segmented into three main sections:
1.	Quantification of the total benefits pool — that is, the profits generated from sales of videogames embodying the subject IP;

2.	Establishment of an appropriate profit split percentage to recognize that some portion of the profits is due to the IP; and

3.	Accounting for risks.
The Relief from Royalty analyses (Analyses 2) can be segmented into three main sections:
1.	Quantification of a royalty base — the net revenues from videogames embodying the subject IP;

2.	Establishment of an appropriate IP royalty rate; and

3.	Accounting for risks.
Generally, most tangible assets, as well as many intangible assets, have a predictable economic life due to the legal life of the asset or physical deterioration, functional obsolescence, or economic obsolescence. However, the Atari Inc.’s IP is generally considered long-lived and is recognized as potentially having an almost perpetual life if properly used and protected.
7.1	Test Drive Series
7.1.1	Summary
Based on the analyses discussed below, an estimate of the value of the Test Drive IP ranges from $7.9 million to $9.1 million.
Atari Inc., in its normal course of business planning, created P&L statements for the next three Test Drive videogame franchise releases — Test Drive Unlimited, Test Drive Unlimited 2 and Test Drive Unlimited 3. The expected time frame of these releases varies by title and platform, with the earliest launch date in September 2006 (Test Drive Unlimited for Xbox 360) and the latest launch date at the end of 2009 (holiday launch of Test Drive Unlimited 3). Highlights of the forecasted Test Drive P&L (worldwide) provided by Atari Inc. include:45
•	Three new title releases: Test Drive Unlimited, Test Drive Unlimited 2, and Test Drive Unlimited 3

•	Platforms: consoles (PS2, PS3, Xbox 360 and Wii), PCs, and portables (PSP and NDS)

•	Total gross units sold = 7.8 million units (average wholesale price of about $37)

•	Total net revenue = $235.9 million ($225.1 from net product sales and $10.8 million from Other, such as on-line micro transactions and in-game advertising)

•	Total gross profit = $167.6 million

•	Total development costs = $41.9 million

[45]	Financial projection model for Test Drive Unlimited (file name: TDU 3 Titles Platform P&L Summay.xls).
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•	Total contribution margin = $68.3 million (29% of net revenue). Note that contribution margin does not include corporate overhead expenses
We used two different types of Income Approaches in analyzing the opportunity — (1) an allocation of the profits (the proxy used for profits is Contribution Margin, which we understand excludes indirect costs such as overhead and fixed operations), and (2) the Relief from Royalty method. The following tables summarize the results of the Test Drive Income Approach analyses.
Table 15: Analysis 1 — Profit Allocation Approach

(in 000’s USD)						Terminal
Contibution Margin	2006	2007	2008	2009	2010	Value	Total

Game Title (forecasted launch date)

Test Drive Unlimited

PS2 (Feb-07)		521	195	65			$781
Xbox 360 (Sep-06)	2,084	1,001	917				$4,002
PC (Feb-07)		737	276	92			$1,105
PSP (Feb-07)		799	300	100			$1,198

Test Drive Unlimited 2

PS2 (Mar-08)			1,217	471	196		$1,884
Xbox 360 (Mar-08)			5,357	2,074	864		$8,294
Wii (Mar-08)			8,331	3,225	1,344		$12,899
PC (Mar-08)			1,615	625	260		$2,500
PSP (Mar-08)			1,017	394	164		$1,575
NDS (Mar-08)			1,907	738	308		$2,952

Test Drive Unlimited 3

PS3 (Dec-09)				3,548	7,096		$14,192
Xbox 360 (Dec-09)				1,266	2,533		$5,065
Wii (Dec-09)				2,111	4,222		$8,443
PC (Dec-09)				449	899		$1,797
NDS (Dec-09)				393	786		$1,572

Total Contribution Margin	$2,084	$3,057	$21,130	$15,550	$18,670	$60,000	$120,492
CM Allocation to IP	$688	$1,009	$6,973	$5,132	$6,161	$19,800	$39,762
After-Tax Royalty Income	$416	$610	$4,219	$3,105	$3,728	$11,979	$24,056
Present Value Factor		0.72	0.57	0.46	0.37	0.29

Net Present Value of IP	$—	$437	$2,416	$1,422	$1,366	$3,509	$9,149
Based on the above analysis, the value attributed to the Test Drive videogame franchise IP is about $9 million.
Table 16: Analysis 2 — Relief from Royalty Approach

						Terminal
(in 000’s USD)	2006	2007	2008	2009	2010	Value	Total

Total Net Revenue	$15,344	$26,580	$66,389	$46,798	$56,657	$220,000	$431,768
Royalty Rate	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%

Royalty Revenue	n/a	$2,126	$5,311	$3,744	$4,533	$17,600	$33,314
After-Tax Royalty Revenue		$1,286	$3,213	$2,265	$2,742	$10,648	$20,155
Present Value Factor		0.72	0.57	0.46	0.37	0.29

Net Present Value of IP		$921	$1,840	$1,038	$1,005	$3,119	$7,922
Based on the above analysis, the value attributed to the Test Drive videogame franchise IP is about $8 million.
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7.1.2	Analysis 1 — Profit Allocation to IP
7.1.2.1	Profit Pool Quantification
The first step in this analysis was a quantification of the profit pool. In this case, the profit pool proxy used was the Contribution Margins generated by future sales of Test Drive games. A total contribution margin for each of the three Test Drive videogame titles and the numerous platforms was provided in Atari Inc.’s global P&L forecast. The methodology used to determine contribution margin is as follows:
•	Gross Product Sales (gross units sold X average wholesale price)

•	Net Product Sales (gross product sales less price protection, returns, customer discounts, and co-op)

•	Net Revenue (net product sales plus royalty income [from distributors] and other income [e.g., on-line micro transactions])

•	Gross Profit (net revenue less COGS and distribution fee)

•	Contribution Margin (gross profit less development expense, investment in next-gen/online, production management, localization, quality assurance, license cost, advertising expense, and sales and distribution expense)
Contribution margin is essentially profitability, prior to allocating indirect expenses such as corporate and fixed cost expenses. The following discusses additional parameters used to value Test Drive Owned IP Package:
•	Launch Date: the estimated launch dates for each title on each platform were provided by Atari Inc.

•	Ramp-up Period: based on discussions with Atari Inc., we utilized the following ramp-up rationale — 50% of total contribution margin captured in Q1 following launch, 75% captured in the first year following launch, and 100% captured in the first two years following launch.

•	Terminal Value: we estimated revenues beyond 2010 using a terminal value multiple. In order to estimate revenues for years beyond 2010, we considered a formula commonly used in the field of valuation that is often referred to as the perpetuity formula.[46] The perpetuity enables calculation of the present value of a stream of cash flows starting on any given year and extending into the future. In using the formula, we assumed an annual steady-state contribution margin level beyond 2010 of $15 million (which is the prior 4 years’ average contribution margin), a growth rate of 0%, and a discount rate of 25%.
7.1.2.2	Allocation of Profit Pool to IP
We concluded that, although the licensee (buyer) of the IP would be entitled to a majority of the future videogame earnings, given the relative importance of the economic leverage built-up over time based on significant past sales of the videogame franchise, a 33% split of the earnings to the licensor (seller) is a reasonable profit allocation percent in this instance.
Following quantification of the profit pool, the next step in the analysis involved the determination of a reasonable split of the profits (or in this case — contribution margin) enabled by the having rights to the IP. It is unlikely that a prudent licensee (buyer) would assume all relevant commercialization risks and subsequently turn over to the licensor (seller) all of the earnings generated by the IP. The need to split or share anticipated profits between licensors and licensees of intellectual property has been recognized and endorsed by licensing practitioners, intellectual property infringement case law, Tax Court case law and IRS regulations.

[46]	Perpetuity = (cash flow) X (1 + long-term growth rate) / (discount rate — long-term growth rate).
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The cumulative total forecasted contribution margin, calculated on a nominal basis at $120.5 million, represents an estimate of the total amount of value to be split between the licensor (seller) and licensee (buyer). In order to evaluate the value split within the context of a hypothetical negotiation, we employed elements of the functional analysis framework suggested by Section 482 regulations (intercompany transfer pricing). The analysis involves a comparison of the economically significant activities actually undertaken by each party.
Main economic activities of the IP owner typically include:
•	Development of the original videogame concept, characters, storyline, etc.

•	Maintain and enforce the trademarks, copyrights, and other IP

•	Monitor the licensee’s IP and trademark usage

•	Enforce the license terms
Main economic activities of the IP licensee typically include:
•	Develop new videogames or improve existing videogames based on the franchise

•	Transport and warehouse

•	Manage purchasing and inventory management

•	Provide sales and marketing

•	Establish and maintain sales channels
In considering the individual contributions of the licensor (seller) and the licensee (buyer), the evaluation includes not only a list of functions, but also the associated level of capital investment and risk assumed by each party in connection with each of the functions. The licensee (buyer) will contribute the bulk of resources and assume most of the business risks that are needed to exploit the future commercial value of the Test Drive IP.
An argument can be made that regardless of the “goodwill” presently associated with the IP, in the long run, the value of the IP is closely related to the quality/price of the products embodying the IP. In this case, the licensee (buyer) will bring the experience and wherewithal to ensure that the new videogames built upon the IP are of an appropriate quality and thus have consumer appeal. As a counterbalance to the licensee’s posture, the licensor (seller) may argue that as owner of the IP, he has developed the earnings power of the IP through the original development of the videogame, the historic exposure and advertising expenditures, and that the licensee will not experience the positive economic impact enabled by the IP unless he gains rights to the IP.
In summary, the licensee (buyer) would carry out a majority of the functions required to exploit the earnings potential of the IP by contributing the required capital to develop, market and distribute the videogames, and thus assumes more risks. However, in order to realize any portion of the earnings, the licensee (buyer) requires access the IP.
The need to split or share the anticipated profit pool between licensors and licensees of intellectual property has been recognized and endorsed by licensing practitioners, Tax Court case law, and IRS regulations. Several methodologies have been used or suggested for achieving an appropriate profit split between licensors and licensees. Most of these approaches ultimately attempt to accomplish the same result: establish a division of anticipated profit that is commensurate with the nature of the intellectual property and the functions performed and risks assumed by each party to the transaction.
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Within the aforementioned cases and regulations, profits have been apportioned using both objective and subjective methods. Objective methods generally focus on the licensee’s required return on capital invested or assets employed to exploit the intellectual property. In the case of licensing intellectual property assets, there are several “rules of thumb” that are often employed when determining a reasonable profit split. A common rule of thumb is referred to as the 25% Rule. Although 25% tends to be a starting point in licensing transactions, it can be higher or lower depending on the particular circumstances of each case. The following quote provides a good overview of this rule:
The rule suggests that the licensee pay a royalty rate equivalent to 25% of its expected profits for the product that incorporates the intellectual property at issue. The rule has been used primarily in valuing patents, but has been useful (and applied) in copyright, trademark, trade secrets, and know-how contexts as well.47
In light of the above considerations, it is our opinion that the licensee (buyer) of the Owned IP Package would be entitled to a majority of the earnings, as is typical in licensing. However, given the perceived importance of the original game development and the economic leverage built-up over time based on significant past sales of the videogame franchise, we concluded that a 33% split to the licensor (seller) is a reasonable earning allocation percent.
7.1.2.3	Other Considerations
The following sections discuss additional parameters of the Income Approach calculation for the IP, specifically:
•	Tax considerations

•	Discount rate

Tax Considerations
There were two tax considerations in our Income Approach calculations: (1) a reduction of projected earnings by applicable corporate taxes and (2) a tax benefit for the hypothetical purchaser of the IP (which we conservatively assumed zero due to the assumed indefinite-lived nature of the Atari Inc.’s IP).48 The first tax consideration reduced projected earnings by 39.5% in our Income Approach calculations. This was calculated by incorporating state and federal tax rates to determine the appropriate tax rate.

[47]	Smith, Gordon V, Parr, Russel, L., Intellectual Property — Valuation, Exploitation, and Infringement Damages, 410.

[48]	A relatively recent statement of financial accounting standards (“SFAS”), SFAS 142, Goodwill and Other Intangible Assets, impacts the amortization of trademarks. SFAS 142 requires that the intangible assets be designated as either finite-lived or indefinite-lived assets. The finite-lived assets are booked at their fair value and must be amortized over their remaining useful lives. The indefinite-lived assets are booked at fair value and are subject to an annual impairment test rather than amortization. The determinants of whether an asset is finite or indefinite-lived can vary among similar assets. Two determinants of remaining useful life that illustrate this potential variability are functional and economic. Functional asset life spans are determined by the ability of the asset to continue to perform its intended function. Economic life spans are determined by the asset’s ongoing ability to generate income or revenue. For example, one trademark may be designated as indefinite-lived because its ability to generate revenue is expected to continue unabated for the foreseeable future whereas a different trademark may be designated as finite-lived since its expected utility is relatively short. The key to an accurate designation of remaining useful life, whether finite or indefinite, is a thorough understanding of the asset’s future prospects and the competitive environment in which it operates.

http://72.14.203.104/search?q=cache:ymQHCFMf7U0J:www.ipfrontline.com/depts/article.asp%3Fid%3D11092% 26d eptid%3D3+trademark+amortization+number+of+years&hl=en&gl=us&ct=clnk&cd=7.
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Discount Rate
A 25% discount rate was ultimately used to value Atari Inc.’s Owned IP Packages. The discount rate is significantly higher than Atari Inc.’s cost of capital and cost of equity, and slightly above the highest relevant SIC Code cost of equity.
As mentioned earlier in our discussion of the Income Approach, the discount rate used in any income-based valuation model should reflect a rate of return on investment that is appropriate for the type of asset under consideration and for the party investing in the said asset. We examined the weighted average cost of capital and the cost of equity for relevant SIC Codes and for Atari Inc. The weighted average cost of capital is a measure of a firm’s cost of funds considering both the cost of equity and the cost of debt.
The weighted average cost of capital (“WACC”) and cost of equity for Atari Inc., as reported by Bloomberg, are 10.9% and 11.0%, respectively.49
The WACC and cost of equity for the relevant SIC Code, as reported by Ibbotson Associates, are as follows.
Table 17: SIC Cost of Equity and WACC50

SIC 7372
Cost of Equity
Median	18.32%
Median + Size Premium	22.11%
SIC Composite	17.46%
SIC Composite + Size Premium	18.41%

Weighted Average Cost of Capital
Median	17.15%
Median + Size Premium	20.26%
SIC Composite	17.33%
SIC Composite + Size Premium	18.26%

SIC Code 7372: establishments primarily engaged in the design, development, and production of prepackaged computer software
The ranges of the cost of equity and the WACC are about 17%-22% and 17-20%, respectively (with average of about 19% and 18%). However, higher levels of risks are typically associated with intangible assets, such as Atari Inc.’s IP. Based on a review of the cost of equity and WACC for the applicable SIC Code and Atari Inc., and considering that higher levels of risks that are typically associated with the various categories of IP (and specifically the Owned IP Package considered in this analysis), a discount rate of 25% was selected, which is slightly above the “SIC Composite plus Size Premium” cost of equity percentage.

[49]	Bloomberg financial database.

[50]	Ibbotson Associates, Cost of Capital Quarterly — 2005 Yearbook, Chicago, IL, 7-16.
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7.1.3	Analysis 2 — Relief from Royalty
7.1.3.1	Royalty Base Quantification
The first step in the analysis was a quantification of the royalty base. In this case, the royalty base is the net revenue generated by future sales of Test Drive games. Total net sales for each game title and platform were provided in Atari Inc.’s global P&L forecast. The methodology used to determine the net revenue is as follows:
•	Gross Product Sales (gross units sold X average wholesale price)

•	Net Product Sales (gross product sales less price protection, returns, customer discounts, and co-op)

•	Net Revenue (net product sales plus royalty income [from distributors] and other income [e.g., on-line micro transactions])
The following discuss additional parameters of the Relief from Royalty Approach calculation used to value the Test Drive Owned IP Package, specifically:
•	Launch Date: estimated launch dates for each title on each platform were provided by Atari Inc.

•	Ramp-up Period: based on discussions with Atari Inc., we utilized the following ramp-up rationale — 50% of total revenue captured in Q1 following launch, 75% captured in the first year following launch, and 100% captured in the first two years following launch.

•	Terminal Value: we estimated revenues beyond 2010 using a terminal value multiple. In order to estimate revenues for years beyond 2010, we considered a formula commonly used in the field of valuation that is often referred to as the perpetuity formula.[51] The perpetuity enables calculation of the present value of a stream of revenue starting on any given year and extending into the future. In using the formula, we assumed an annual steady-state revenue level beyond 2010 of $55 million (which is slightly below the prior 4 years’ average net revenue), a growth rate of 0%, and a discount rate of 25%.
7.1.3.2	Royalty Rate Analysis
The next step in valuing the Test Drive franchise using this Relief from Royalty Approach was the determination of the appropriate royalty rate to apply to the royalty base. A reasonable royalty represents what a licensee would pay in royalties for the property if it did not own the property and consequently had to obtain a license from a third-party. We ultimately concluded a reasonable royalty rate for the Test Drive franchise is 8% of net sales.
In establishing the reasonable royalty rate, we relied primarily on the following analyses:
•	Atari Inc. licensing agreements

•	Publicly available licensing data associated with videogames

•	Profit Apportionment Approach
•	Atari Inc.’s overall operating margins

•	Comparable companies’ operating margins

•	Relevant SIC codes’ operating margins

[51]	Perpetuity = (cash flow) X (1 + long-term growth rate) / (discount rate — long-term growth rate).
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          Market Approach
As mentioned earlier, the Market Approach values assets based on comparable transactions between unrelated parties. Hence, in the context of determining a reasonable royalty rate, use of the Market Approach entails searching for negotiated royalty rates from licensing transactions for similar assets. We identified license agreements for comparable intellectual property to use in establishing an appropriate royalty rate range for the subject intellectual property.
               Atari Inc. License Agreements
Atari Inc. in-licenses a number of videogame assets, including Dragonball Z, Godzilla, Earthworm Jim, and numerous videogames from WizardWorks. The key terms of some of these agreements are summarized in the following sections.
1.	Atari License to Dragonball Z

Beginning in 1999, sublicensing agreements between FUNimation Productions Inc. and Infogrames, Inc. have been entered into (FUNimation has a license from Toei Animation Ltd. — the IP owner). That is, FUNimation provides a sub-license to Infogrames. The latest and seventh sublicense agreement is dated December 31, 2004. Key aspects of the latest agreement include:
•	Licensed Products: interactive computer video games, and clue books/strategy/hint books

•	License Property: titles, trademarks, characters, figures, storylines, etc. appearing in Dragonball, Dragonball Z, and Dragonball GT (and any new or additional episodes)

•	Rights:
•	Exclusive rights for the Licensed Products

•	Territory: U.S., English-speaking Canada, Australia, New Zealand and South Africa

•	Term: December 31, 2004 through January 9, 2010
•	Financial Terms:
•	Guaranteed minimum royalty: $10 million

•	Royalty rate: 8.5% of net sales (at <500,000 units) and 10% (at >500,000 units)
•	Licensee shall not grant sublicenses or otherwise assign, transfer, alienate, encumber or change any of its rights or obligations hereunder without the express written consent of the Licensor
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2.	Atari License to Earthworm Jim

Atari, Inc. (licensee) entered into a license agreement with Interplay Entertainment, Inc. on April 27, 2006 Key aspects of the latest agreement include:[52]
•	Licensed Products: handheld and online videogames

•	License Property: universe of Earthworm Jim intellectual property, including copyrights, trademarks, names, characters, print/video/animation materials

•	Rights:
•	Worldwide, exclusive rights

•	Term: April 27, 2006 through May 1, 2011
•	Financial Terms:
•	Up-front payment: $350,000, credited against royalty payments

•	Royalty rate: 7% of net sales for handheld videogames, and 10% of net receipts for online videogames
Publicly Available License Agreements
We attempted to identify license agreements that focused on IP used in the videogame industry. We identified the following “comparable” license agreements:
Table 18: Comparable Licensing Agreements

			Royalty	Royalty Rates			Upfront
Licensor	Licensee	Assets	Base	Low	High	Mean	Fee		Notes
Mindscape Inc.	Take-Two Interactive Software Inc.	Game titles of Jetfighter and Full Burn or Black Dahlia	Revenue	10%	15%	12.5%	$800,000		Royalty rate is 15% on revenue until Take-Two has reimbursed Mindscape for all advances on titles and is then reduced to 10%.
Various	Piranha Interactive Publishing	Majestic Part 1 & Alice’s Adventures in Wonderland & Mother Goose software	Sales	10%	14%	12%	$0		Compensation is industry standard of 10 — 14% royalty on sales.
Celerity Solutions Inc.	Blizzard Entertainment (subsidiary of Davidson & Associates.	Computer Software for Blizzard’s Warcraft game series	Net Sales	5%	10%	7.5%	$1,250,000		$1,250,000 fee is for development costs. Royalty rate is 5% on net receipts from $5 million to $10 million, 7.5% from $10 million to $15 million and 10% on net receipts greater then $15 million.
Image Charm	Eidos PLC	Licensing rights to series of computer games known as Championship Manager	—	20%	33%	26.5%	$0		Royalty rates were reduced from between 20%-33% to 4% per year in amendment.
Microsoft Corporation	Interplay Entertainment Corp	Software products running on the Xbox game system	Per Unit Sale	5%	7%	6%	$0		Units 1 — 500,000 are subject to 7% rate, 500,001 — 1,000,000 subject to 6.5%, 1,000,001 — 2,000,000 subject to 6% and 2,000,001 and above subject to 5% royalty rate.
Ripley Entertainment Inc.	Sanctuary Woods Multimedia Corp.	Video Game titled The Riddle of Master Lu and other children’s educational games	Sales	10%	40%	25%	$150,000		This is an amendment to a previous license agreement dated September 7, 1993. Non-exclusive right applies to children’s educational games only. 10% royalty rate on all products except for The Riddle of Master Lu which has a royalty of 40%.
Taf System	Interplay Entertainment Corp	Computer game software related to 3D sea fishing	Sales	30%	30%	30%	$100,000		—
Gravity Corporation	Level Up!	Online role-playing game Ragnarok	Total Sales	25%	25%	25%	$750,000		License agreement is effective in Brazil and India.
Magnavox	Activision Inc.	11 Activision videogame cartridges	Sales	5%	5%	5%			Decision in litigation
Diversified Cosmetics	icrystal Inc.	Internet based casino software	Net	10%	10%	10%
International			Revenues
Zone4Play	Cosmotrade Investments Ltd.	Platforms and four interactive games compatible with 10 different mobile devices	Revenue	20%	20%	20%	150,000	GBP
			Average	14%	19%	16%
				8%	10%
			Median	10%	20%	19%
				10%	10%
We believe the most relevant agreements are those highlighted in the above table, and they indicate that an appropriate royalty rate is in the range of 10%.

[52]	License Agreement, Atari Inc. and Interplay Entertainment, Inc, April 27, 2006.
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Profit Apportionment Approach
The need to split or share the anticipated profit pool between licensors and licensees of intellectual property has been recognized and endorsed by licensing practitioners, court case law and Internal Revenue Service regulations. Many licensing practitioners have used the “25% rule” in licensing negotiations. The rationale for this approach is to provide the licensee with the majority of the profits for undertaking resultant business risks associated with manufacturing and selling the product.
Atari Inc.’s Operating Margin
We analyzed Atari Inc.’s historic overall operating margin based on publicly available financial data. In analyzing the data, the operating margins (EBITDA) and gross margins for March 2000 through September 2006 were determined to range from -46.3% to 8.7%, and 31.6% to 46.8%, respectively. Due to the wide variation in margins, we did not use this data in estimating an appropriate royalty rate.
Comparable Companies’ Operating Margins
We analyzed the historic overall operating margins for a group companies comparable to Atari Inc., based on publicly available financial data. In analyzing the data, the annual average operating margins for 2002-2006 (as available) were determined to be between about 16% and 22%. Using the calculated operating margins, and a 20% to 30% apportionment, the implied royalty rates are between 3.2% and 6.6% of revenue.
Table 19: Comparable Company Operating Margin Analysis

EBITDA %	2002	2003	2004	2005	2006	Average

Electronic Arts, Inc.	20.2%	18.7%	18.8%	19.8%	21.9%	19.9%	Year end March 31
Activision Inc.	19.1%	24.3%	22.0%	23.5%	15.7%	20.9%	Year end March 31
Take-Two Interactive Software, Inc.	17.3%	23.4%	17.6%	12.2%		17.6%	Year end October 31
THQ Inc.		5.8%	27.5%	26.6%	18.5%	19.6%	Year end March 31
Majesco Entertainment Co.	3.8%	12.5%	25.9%	-9.4%		8.2%	Year end October 31
Midway Games Inc.	15.4%	5.2%	6.4%	-15.4%		2.9%	Year end December 31
Square Enix Co. Ltd.		22.8%	32.6%	38.2%	18.6%	28.1%	Year end March 31
UBI Soft Entertainment SA	25.1%	21.7%	24.7%	34.1%	32.8%	27.7%	Year end March 31

Average Operating Margin	16.8%	16.8%	21.9%	16.2%	21.5%	18.1%

Apportionment Percentage	Implied Royalty Rates — Overall

20%	3.4%	3.4%	4.4%	3.2%	4.3%	3.6%
25%	4.2%	4.2%	5.5%	4.1%	5.4%	4.5%
30%	5.0%	5.0%	6.6%	4.9%	6.5%	5.4%
Source: CaptialIQ financial database
SIC Codes’ Operating Margins
We determined the most relevant code to Atari Inc.’s IP was SIC Code 7372 (Prepackaged Software). A 205 to 30% allocation of this SIC Code’s aggregate median and composite 5-year operating margins is presented on the following table.53

[53]	Ibbotson Associates, Cost of Capital Quarterly — 2005 Yearbook, Chicago, IL, 7-16.
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Table 20: SIC Code Operating Margin Analysis

	SIC 7372
Operating Margin	Median	SIC Composite
	-7.9%	26.7%

	Implied Royalty
Profit Split
20%	-1.6%	5.3%
25%	-2.0%	6.7%
30%	-2.4%	8.0%
SIC Code 7372 is described as “establishments primarily engaged in the design, development, and production of prepackaged computer software. Important products of this industry include operating, utility, and applications programs. Establishments of this industry may also provide services such as preparation of software documentation for the user, installation, and training.”
           Royalty Rate Conclusion
A summary of the royalty rate analyses is as follows:

	Analysis	Royalty Rate Range

•	Atari License Agreements	7% to 10%
•	Most Applicable Publicly Available License Agreements	5% to 10%
•	Atari Operating Margin Apportionment	n/a — widely varying
•	Comparable Company Operating Margin Apportionment	3% to 7%
•	Relevant SIC Code Apportionment	5% to 8%
We ultimately concluded that the Atari Inc. and publicly available license agreements to be the most relevant, and utilized a royalty rate of 8% in our Relief from Royalty analysis.
7.1.3.3	Other Considerations
These other considerations are equivalent to those presented in Section 7.1.2.3.
7.2	Deer Hunter Series and Other Game Titles
As discussed in the previous section, an estimate of the value of the Test Drive IP, based on the Income Approach, ranges from $7.9 million to $9.1 million. The primary data used to value the Test Drive Owned IP Package were the financial forecasts prepared by Atari Inc. in the normal course of business. This requisite financial information was unavailable for the other Atari Inc. Owned IP. However, given Atari Inc.’s focus of developing plans and forecasts for the Test Drive series, it is reasonable to assume they believe this franchise has the most potential.
Starting with the Test Drive values determined using the Income Approach as a benchmark, we then made adjustments, based on the historic per title revenues, to estimate values of the two other primary Owned IP Packages, Deer Hunter and Total Annihilation. The per title sales (from 2001 through November 2006) of the videogames of interest, are presented on the following table.
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Table 21: Select Videogame Title Gross Sales (2001 through November 2006)

Sum of Gross
($ in millions)	Sales
TEST DRIVE 2001 (TDRI01) Total	$38.8
TEST DRIVE OFF ROAD — WIDE OPEN (TDRIWO) Total	11.2
TEST DRIVE UNLIMITED (TDULMT) Total	8.3
TEST DRIVE: EVE OF DESTRUCTION (MONGAM) Total	7.2
TEST DRIVE 5 (TDRIV5) Total	3.1
TEST DRIVE LEMANS (TEDRLE) Total	2.2
TEST DRIVE 6 (TDRIV) Total	2.1
TEST DRIVE: OFF ROAD (TDRIOR) Total	0.6
TEST DRIVE CYCLES (TDRCYL) Total	0.4
TEST DRIVE 4 (TDRIV4) Total	0.2

DEER HUNTER 3 (DEEHU3) Total	$10.0
DEER HUNTER 4 (DEEHU4) Total	5.9
DEER HUNTER 5 (DEEHU5) Total	5.0
DEER HUNTER (PS2) (DEEHUN) Total	4.0
DEER HUNTER 2003 (DEEH03) Total	3.0
DEER HUNTER 2 (DEEHU2) Total	2.9
DEER HUNTER 2004 (DR6) (DEEHU6) Total	1.4
DEER HUNTER 2005 (DEEHU7) Total	1.0
DEER HUNTER TROPHY COLLECTION MB	0.4

TOTAL ANNIHILATION KINGDOMS (TOTANK) Total	$4.0
TOTAL ANNIHILATION (TOTANI) Total	0.6
TOTAL ANNIHILATION THE IRON PLAGUE (TOTPLA) Total	0.4
TOTAL ANNIHILATION : COMMENDER PACK (TOTANP) Total	0.4
TOTAL ANNIHILATION GOLD (TOANGO) Total	0.3
The revenue ratios of the three top-selling videogames in each franchise, as a percent of the Test Drive revenues, are as follows.
Table 22: Select Videogame Ratio Analysis

	Sum of Gross
($ in millions)	Sales
TEST DRIVE 2001 (TDRI01) Total	$38.8	100%
TEST DRIVE OFF ROAD — WIDE OPEN (TDRIWO) Total	11.2	100%
TEST DRIVE UNLIMITED (TDULMT) Total	8.3	100%

DEER HUNTER 3 (DEEHU3) Total	$10.0	26%
DEER HUNTER 4 (DEEHU4) Total	5.9	52%
DEER HUNTER 5 (DEEHU5) Total	5.0	61%

TOTAL ANNIHILATION KINGDOMS (TOTANK) Total	$4.0	10%
TOTAL ANNIHILATION (TOTANI) Total	0.6	5%
TOTAL ANNIHILATION THE IRON PLAGUE (TOTPLA) Total	0.4	5%
The above data evidences that the Deer Hunter Owned IP Package may be valued at 26% to 61% of the Test Drive franchise ($2 million to $6 million)54, and the Total Annihilation IP may be worth 5% to 10% of the Test Drive franchise ($0.4 million to $0.9 million)55.

[54]	Calculations: $2.1 million = 26% X $7.9 million; and $5.6 million = 61% X $9.1 million.

[55]	Calculations: $0.4 million = 5% X $7.9 million, and $0.9 million = 10% X $9.1 million.
Confidential

8.	STATEMENT OF LIMITING CONDITIONS

The purpose of this study is to estimate fair market value of certain of Atari Inc.’s IP as of January 1, 2007 assuming an arm’s length transaction involving unrelated parties.

Neither all nor any part of the contents of this study may be conveyed to the public or any third party via any medium without Ocean Tomo’s express written consent.

In connection with our work, representatives of Atari Inc. and their agents have provided us with financial, technical and other related information. Ocean Tomo has accepted this information as fairly reflecting the business prospects of the subject assets for the respective periods, except as specifically noted herein. Publicly available information has been obtained from sources generally deemed reliable. While Ocean Tomo believes the information relied upon to be both accurate and complete, it does not represent this information as such, and has accepted the information without further verification.

Neither Ocean Tomo nor any of its employees has any present or contemplated future interest in the assets valued in this report. Neither our employment nor our compensation is in any way contingent upon the estimates contained in this report.

Respectfully submitted,

200 West Madison, 37th Floor
Chicago, Illinois 60606
(312) 327-4400 Ph
(312) 327-4401 Fx
www.oceantomo.com
Confidential

Draft — Confidential
Exhibit 1.0
FMV of Atari, Inc. IP

Ocean Tomo Expectations

FMV of Owned IP Packages

Test Drive Deer Hunter Total Annihilation Other	$10 million $3 million $1 million $2.5 million	to	$15 million $6 million $3 million $5 million

FMV of Owned Trademarks	<$500,000

FMV of Owned Company Names	Assigned Zero Value

FMV of In-Licenses	Assigned Zero Value

Total	$17.0 million	to	$29.5 million

Note:

(1)	See Exhibit 1.1

Draft — Confidential
Exhibit 1.1
Summary of Analyses — Primary Owned IP Packages

	Analysis Results

Videogame Franchise
Analysis

Test Drive — Ocean Tomo Conclusion	$10 million	to	$15 million

Market Approach I (average transaction data)	$8		$29	Report Section 6.1.1
Market Approach I (Driver transaction data)	$8		$9	Report Section 6.1.1
Market Approach II (historic title sales)	$1		$13	Report Section 6.1.2
Market Approach II (future title sales)	$12		$22	Report Section 6.1.2
Income Approach I (allocation of total profits)	$9		$9	Report Section 7.1.2
Income Approach II (Relief from Royalty)	$8		$8	Report Section 7.1.3

Deer Hunter — Ocean Tomo Conclusion	$3 million		$6 million

Market Approach I (average transaction data)	$4		$24	Report Section 6.1.1
Market Approach I (Driver transaction data)	$4		$7	Report Section 6.1.1
Market Approach II (historic title sales)	$1		$3	Report Section 6.1.2
Income Approach Basis	$2		$6	Report Section 7.2

Total Annihilation — Ocean Tomo Conclusion	$1 million		$3 million

Market Approach I (average transaction data)	$0.5		$4	Report Section 6.1.1
Market Approach I (Driver transaction data)	$0.5		$1	Report Section 6.1.1
Market Approach II (historic title sales)	$0.2		$1.5	Report Section 6.1.2
Income Approach Basis	$0.4		$0.9	Report Section 7.2

Draft — Confidential
Exhibit 2.1
Test Drive: NPV of IP — Income Approach Analysis 1

(in 000’s USD)						Terminal
Contribution Margin	2006	2007	2008	2009	2010	Value		Total(5)
Game Title (forecasted launch date)(1)

Test Drive Unlimited

PS2 (Feb-07)		521	195	65				$781
Xbox 360 (Sep-06)	2,084	1,001	917					$4,002
PC (Feb-07)		737	276	92				$1,105
PSP (Feb-07)		799	300	100				$1,198

Test Drive Unlimited 2

PS2 (Mar-08)			1,217	471	196			$1,884
Xbox 360 (Mar-08)			5,357	2,074	864			$8,294
Wii (Mar-08)			8,331	3,225	1,344			$12,899
PC (Mar-08)			1,615	625	260			$2,500
PSP (Mar-08)			1,017	394	164			$1,575
NDS (Mar-08)			1,907	738	308			$2,952

Test Drive Unlimited 3

PS3 (Dec-09)				3,548	7,096			$14,192	(7)
Xbox 360 (Dec-09)				1,266	2,533			$5,065	(7)
Wii (Dec-09)				2,111	4,222			$8,443	(7)
PC (Dec-09)				449	899			$1,797	(7)
NDS (Dec-09)				393	786			$1,572	(7)

Total Contribution Margin	$2,084	$3,057	$21,130	$15,550	$18,670	$60,000	(6)	$120,492
CM Allocation to IP (2)	$688	$1,009	$6,973	$5,132	$6,161	$19,800		$39,762

After-Tax Royalty Income (3)	$416	$610	$4,219	$3,105	$3,728	$11,979		$24,056
Present Value Factor (4)		0.72	0.57	0.46	0.37	0.29

Net Present Value of IP	$—	$437	$2,416	$1,422	$1,366	$3,509		$9,149

Implied Royalty Rate (as % of net revenue)	4%	4%	11%	11%	11%	9%		9%

Inputs
(2) CM Allocation to IP	33%	see Report Section 7.1.2.2
(3) Tax Rate	39.5%	see Report Section 7.1.2.3
(4) Discount Rate	25%	see Report Section 7.1.2.3
(6) Post 2010 steady-state CM	$15,000	based on prior years average Contribution Margin
(6) Post 2010 CM growth rate	0%

Notes:

(1)	Source: interview of Atari Inc. personnel.

(2)	See above.

(3)	See above.

(4)	See Exhibit 3.0

(5)	Source: Financial projection model for Test Drive Unlimited (file name: TDU 3 Titles Platform P&L Summay.xls).

Contribution Margin allocation projections: 50% of videogame total revenue obtained in the first quarter following launch, 75% in first year, and 100% in first two years.

(6)	Perpetuity = (cash flow) X (1 + long-term growth rate) / (discount rate – long-term growth rate).

(7)	75% of Total Forecasted Contribution Margin modeled to be captured by 2010 based on launch date and start of terminal value period.

Draft — Confidential
Exhibit 2.2
Test Drive: NPV of IP — Income Approach Analysis 2

(in 000’s USD)
						Terminal
	2006	2007	2008	2009	2010	Value	Total

Total Net Revenue (1)	$15,344	$26,580	$66,389	$46,798	$56,657	$220,000	$431,768
Royalty Rate (2)	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%

Royalty Revenue	n/a	$2,126	$5,311	$3,744	$4,533	$17,600	$33,314

After-Tax Royalty Revenue (3)		$1,286	$3,213	$2,265	$2,742	$10,648	$20,155
Present Value Factor (4)		0.72	0.57	0.46	0.37	0.29

Net Present Value of IP		$921	$1,840	$1,038	$1,005	$3,119	$7,922

Inputs

(2) Royalty Rate	8.0%	see Report Section 7.1.3.2
(3) Tax Rate	39.5%	see Report Section 7.1.2.3
(4) Discount Rate	25%	see Report Section 7.1.2.3

Notes:

(1)	See Exhibit 2.3.

(2)	See above.

(3)	See above.

(4)	See Exhibit 3.0.

Draft — Confidential
Exhibit 2.3
Test Drive: Forecasted Net Revenue

(in 000’s USD)						Terminal
Net Revenue	2006	2007	2008	2009	2010	Value		Total(2)
Game Title (forecasted launch date)(1)

Test Drive Unlimited

PS2 (Feb-07)		10,989	4,121	1,374				$16,483
Xbox 360 (Sep-06)	15,344	7,365	6,751					$29,460
PC (Feb-07)		3,354	1,258	419				$5,031
PSP (Feb-07)		4,872	1,827	609				$7,308

Test Drive Unlimited 2

PS2 (Mar-08)			4,790	1,854	773			$7,417
Xbox 360 (Mar-08)			18,601	7,200	3,000			$28,801
Wii (Mar-08)			16,668	6,452	2,688			$25,808
PC (Mar-08)			4,312	1,669	696			$6,677
PSP (Mar-08)			2,780	1,076	448			$4,305
NDS (Mar-08)			5,282	2,045	852			$8,178

Test Drive Unlimited 3

PS3 (Dec-09)				10,467	20,934			$41,868	(4)
Xbox 360 (Dec-09)				5,562	11,123			$22,246	(4)
Wii (Dec-09)				5,108	10,216			$20,432	(4)
PC (Dec-09)				1,500	2,999			$5,998	(4)
NDS (Dec-09)				1,464	2,928			$5,856	(4)

Total Net Revenue	$15,344	$26,580	$66,389	$46,798	$56,657	$220,000	(3)	$431,768

Inputs
(3) Discount Rate	25%	see Report Section 7.1.2.3
(3) Post 2010 steady-state revenue	$55,000	based on prior years average Net Revenue
(3) Post 2010 CM growth rate	0%

Notes:

(1)	Source: interview of Atari Inc. personnel.

(2)	Source: Financial projection model for Test Drive Unlimited (file name: TDU 3 Titles Platform P&L Summay.xls).

Revenue allocation projections: 50% of videogame total revenue obtained in the first quarter following launch, 75% in first year, and 100% in first two years.

(3)	Perpetuity = (cash flow) X (1 + long-term growth rate) / (discount rate — long-term growth rate).

(4)	75% of Total Forecasted Net Revenue modeled to be captured by 2010 based on launch date and start of terminal value period.

Draft — Confidential
Exhibit 3.0
Present Value Factor Table

FMV as of:	January 1, 2007
Discount Rate: (1)	25%

				Months from
Year	Beginning Date	Ending Date	Mid-Point	01/01/07	PV Factor (2)(3)

2006	January 1, 2007	December 31, 2007	July 1, 2007	6	0.8952
2007	January 1, 2008	December 31, 2008	July 1, 2008	18	0.7155
2008	January 1, 2009	December 31, 2009	July 1, 2009	30	0.5726
2009	January 1, 2010	December 31, 2010	July 1, 2010	42	0.4581
2010	January 1, 2011	December 31, 2011	July 1, 2011	54	0.3665
2011	January 1, 2012	December 31, 2012	July 1, 2012	66	0.2929

Notes:

(1)	See Valuation Report Section 7.1.2.3.

(2)	PV Factors calculated using the formula: 1/(1 + Discount Rate)^(“Months from January 1, 2007”/12).

(3)	Mid-period convention is assumed.